      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1998


                                             1933 ACT REGISTRATION NO. 333-42507

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                    LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                            VARIABLE LIFE ACCOUNT M

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              (NAME OF DEPOSITOR)

               120 Madison Street, Suite 1700, Syracuse, NY 13202

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code


                                 (888) 223-1860



         Robert O. Sheppard, Esquire                            COPY TO:
  Lincoln Life & Annuity Company of New York           George N. Gingold, Esquire
        120 Madison Street, Suite 1700                   197 King Philip Drive
              Syracuse NY 13202                       West Hartford, CT 06117-1409
   (NAME AND ADDRESS OF AGENT FOR SERVICE)


            Approximate date of proposed public offering: As soon as practicable after the effective date of the registration statement.


  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS

                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6


  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
             1     Cover Page Highlights

             2     Cover Page

             3     *

             4     Distribution of Policies

             5     LLANY

          6(a)     The Variable Account

          6(b)     *

             9     Legal Proceedings

     10(a)-(c)     Right-to-Examine Period; Surrenders; Accumulation Value;
                   Reports to Policy Owners

         10(d)     Right to Exchange for a Fixed Benefit Policy; Policy Loans;
                   Surrenders; Allocation of Net Premium Payments

         10(e)     Lapse and Reinstatement

         10(f)     Voting Rights

     10(g)-(h)     Substitution of Securities

         10(i)     Premium Payments; Transfers; Death Benefit; Policy Values;
                   Settlement Options

            11     The Funds

            12     The Funds

            13     Charges; Fees

            14     Issuance

            15     Premium Payments; Transfers

            16     The Variable Account

            17     Surrenders

            18     The Variable Account

            19     Reports to Policy Owners

            20     *

            21     Policy Loans

            22     *

            23     LLANY

            24     Incontestability; Suicide; Misstatement of Age or Sex

            25     LLANY

            26     Fund Participation Agreements

            27     The Variable Account

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
            28     Directors and Officers of LLANY

            29     LLANY

            30     *

            31     *

            32     *

            33     *

            34     *

            35     *

            37     *

            38     Distribution of Policies

            39     Distribution of Policies

            40     *

         41(a)     Distribution of Policies

            42     *

            43     *

            44     The Funds; Premium Payments

            45     *

            46     Surrenders

            47     The Variable Account; Surrenders, Transfers

            48     *

            49     *

            50     The Variable Account

            51 Cover Page; Highlights; Premium Payments; Right to Exchange for a Fixed Benefit Policy

            52     Substitution of Securities

            53     Tax Matters

            54     *

            55     *


* Not Applicable

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
VARIABLE LIFE ACCOUNT M


HOME OFFICE LOCATION:               ADMINISTRATIVE OFFICE LOCATION:     ADMINISTRATIVE OFFICE MAILING
LINCOLN LIFE & ANNUITY COMPANY OF   ANNUITY AND VARIABLE LIFE SERVICES  ADDRESS:
 NEW YORK                           CENTER                              ANNUITY AND VARIABLE LIFE SERVICES
120 MADISON STREET                  METROCENTER                         CENTER
SUITE 1700                          350 CHURCH STREET, MVL1             P.O. BOX 150482
SYRACUSE NY 13202                   HARTFORD, CT 06103-1106             HARTFORD, CT 06115-0482
888-223-1860                        800-552-9898


--------------------------------------------------------------------------------
              THE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------


    This prospectus describes a flexible premium variable life insurance contract ("Policy") offered either in an individual or group form by Lincoln Life & Annuity Company of New York ("LLANY"). The Policy is intended to provide life insurance benefits. It allows flexible premium payments, a choice of underlying funding options, and a choice of two death benefit options. Its value will vary with the investment performance of the underlying funding options selected, as may the death benefit payable by LLANY upon the death of the Insured. Policy values may be used to continue the Policy in force, may be borrowed within certain limits, and may be fully or partially surrendered. Full surrenders are subject to a surrender charge. Annuity settlement options equivalent to the Death Benefit are available for payment to the Beneficiary upon the death of the Insured.



AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Capital Appreciation Fund
AIM V.I. Diversified Income Fund
AIM V.I. Growth Fund
AIM V.I. Value Fund



BT INSURANCE FUNDS TRUST
BT Equity 500 Index Fund



DELAWARE GROUP PREMIUM FUND, INC.
Emerging Markets Series
Small Cap Value Series
Trend Series



FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Equity-Income Portfolio



FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio
Investment Grade Bond Portfolio


LINCOLN NATIONAL MONEY MARKET FUND, INC.
Money Market Fund



MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
MFS Emerging Growth Series
MFS Total Return Series
MFS Utilities Series



OCC ACCUMULATION TRUST
Global Equity Portfolio
Managed Portfolio



TEMPLETON VARIABLE PRODUCTS SERIES FUND
Templeton Asset Allocation Fund Class 1
Templeton International Fund Class 1
Templeton Stock Fund Class 1



    The fixed interest option offered under the Policy is the Fixed Account. Amounts held in the Fixed Account are guaranteed and will earn a minimum interest rate of 4% per year. SPECIAL LIMITS APPLY TO WITHDRAWALS AND TRANSFERS FROM THE FIXED ACCOUNT. Unless specifically mentioned, this prospectus only describes the variable investment options.


    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance policy with this Policy. This entire Prospectus, and those of the Funds, should be read carefully to understand the Policy being offered.

    The Policy described in this prospectus is available only in New York.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE MUTUAL FUNDS AVAILABLE AS FUNDING OPTIONS FOR THE POLICIES OFFERED BY THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        PROSPECTUS DATED: JULY   , 1998

                               TABLE OF CONTENTS

                                                     PAGE
                                                  -----------
Definitions.....................................           3
Highlights......................................           5
  Initial Choices to be Made....................           5
  Charges and Fees..............................           6
LLANY...........................................           6
The Variable Account............................           7
The Funds.......................................           7
  Substitution of Securities....................          11
  Voting Rights.................................          11
  Fund Participation Agreements.................          12
Death Benefit...................................          12
    Death Benefit Options.......................          12
    Changes in Death Benefit Option.............          12
    Guaranteed Death Benefit Provision..........          12
    Payment of Death Benefit....................          13
    Changes in Specified Amount.................          14
Premium Payments; Transfers.....................          14
    Premium Payments............................          14
    Allocation of Net Premium Payments..........          15
    Transfers...................................          16
    Optional Variable Account Sub-Account
     Allocation Programs........................          16
      Dollar Cost Averaging.....................          16
      Automatic Rebalancing.....................          17
Charges; Fees...................................          17
    Premium Load................................          17
    Monthly Deductions..........................          17
    Transaction Fee for Excess Transfers........          19
    Mortality and Expense Risk Charge and Fund
     Expenses...................................          20
    Surrender Charge............................          21
The Fixed Account...............................          22
Policy Values...................................          22
    Accumulation Value..........................          22
    Variable Accumulation Unit Value............          23
    Surrender Value.............................          23
Surrenders......................................          24
    Partial Surrenders..........................          24
    Full Surrenders.............................          24
    Deferral of Payment and Transfers...........          24
Lapse and Reinstatement.........................          24
    Lapse of a Policy; Effect of Guaranteed
     Death Benefit Provision....................          24

                                                     PAGE
                                                  -----------
    Reinstatement of a Lapsed Policy............          25
Policy Loans....................................          25
Settlement Options..............................          26
Other Policy Provisions.........................          26
    Issuance....................................          26
    Effective Date of Coverage..................          26
    Short-Term Right to Cancel the Policy.......          27
    Policy Owner................................          27
    Beneficiary.................................          27
    Assignment..................................          27
    Right to Exchange for a Fixed Benefit
     Policy.....................................          28
    Incontestability............................          28
    Misstatement of Age or Sex..................          28
    Suicide.....................................          28
    Nonparticipating Policies...................          29
Tax Matters.....................................          29
    Policy Proceeds.............................          29
    Taxation of LLANY...........................          30
    Section 848 Charges.........................          30
    Other Considerations........................          30
Other Matters...................................          31
    Directors and Officers of LLANY.............          31
    Principal Underwriter.......................          33
    Changes of Investment Policy................          33
    Other Contracts Issued by LLANY.............          33
    State Regulation............................          34
    Reports to Policy Owners....................          34
    Advertising.................................          34
Year 2000 Issues................................          34
Experts.........................................          35
Registration Statement..........................          36
Financial Statements............................          36
Appendix 1......................................          67
    Illustration of Surrender Charges...........          67
Appendix 2......................................          69
    Illustrations of Accumulation Values,
     Surrender Values, and Death Benefits.......          69
Appendix 3......................................          78
    Tax Information.............................          78

DEFINITIONS

                    ACCUMULATION VALUE: The sum of the Fixed Account Value, Variable Account Value and the Loan Account Value.

                    ACCUMULATION UNIT: A unit of measure used to calculate the value of a Variable Account Sub-Account.

                    ADDITIONAL PREMIUMS: Any premium paid in addition to Planned Premiums.


                    ADMINISTRATIVE OFFICE: The administrative office of Lincoln Life and Annuity Company of New York, whose mailing address is Annuity & Variable Life Services Center, P.O. Box 150482, Hartford, CT 06115-0482.



                    CERTIFICATE: The document which evidences the participation of a Certificate Holder in a group policy.


                    CODE: The Internal Revenue Code of 1986, as amended.

                    CORRIDOR DEATH BENEFIT: The Death Benefit calculated as a percentage of the Accumulation Value rather than by reference to the Specified Amount to satisfy the Internal Revenue Service definition of "life insurance."


                    COST OF INSURANCE: The portion of the Monthly Deduction designed to compensate LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.



                    COVERAGE DATE: The policy anniversary nearest the Insured's age 100, and the date upon which the policy matures.


                    DEATH BENEFIT: The amount payable to the beneficiary upon the death of the Insured in accordance with the Death Benefit Option elected, before deduction of the amount necessary to repay any loans in full, and overdue deductions.

                    DEATH BENEFIT OPTION: Either of two methods for determining the Death Benefit.


                    FIXED ACCOUNT: The account under which principal is guaranteed and interest is credited at a rate of not less than 4% per year. Fixed Account assets are general assets of LLANY held in LLANY's General Account.



                    FIXED ACCOUNT VALUE: The portion of the Accumulation Value, other than the Loan Account Value, held in LLANY's General Account.



                    FUND(S): One or more of AIM Variable Insurance Funds, Inc. -- AIM V.I. Capital Appreciation Fund, AIM V.I. Growth Fund, AIM V.I. Value Fund, AIM V.I. Diversified Income Fund; BT Insurance Funds Trust -- BT Equity 500 Index Fund; Delaware Group Premium Fund, Inc. -- Emerging Markets Series, Small Cap Value Series, Trend Series; Fidelity Variable Insurance Products Fund -- Equity-Income Portfolio; Fidelity Variable Insurance Products Fund II -- Asset Manager Portfolio, Investment Grade Bond Portfolio; Lincoln National Money Market Fund, Inc. -- Money Market Fund;
                    MFS-Registered Trademark- Variable Insurance Trust -- MFS Emerging Growth Series; MFS Total Return Series, MFS Utilities Series; Templeton Variable Products Series Fund (Class 1) -- Templeton Asset Allocation Fund, Templeton International Fund, Templeton Stock Fund; OCC Accumulation Trust -- Global Equity Portfolio, Managed Portfolio. Each of them is an open-end management investment company (mutual fund) whose shares are available to fund the benefits provided by the Policy.



                    GENERAL ACCOUNT: LLANY's general asset account, in which assets attributable to the non-variable portion of Policies are held.



                    GRACE PERIOD: The 61-day period following a Monthly Anniversary Day on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction. LLANY will send notice at least 31 days before the end of the Grace Period that the Policy will lapse without value unless a sufficient payment (described in the notification letter) is received by LLANY.

                    GUARANTEED INITIAL DEATH BENEFIT PREMIUM: The Premium Payment(s) which must be made to guarantee the Initial Specified Amount for the first five Policy Years after issue, regardless of investment performance, assuming there will be no loans or partial surrenders.

                    GUIDELINE ANNUAL PREMIUM: The level amount required to mature the Policy under guaranteed mortality and expense charges and an annual interest rate of 5%.

                    HOME OFFICE: The headquarters of Lincoln Life & Annuity Company of New York, located at 120 Madison Street, Suite 1700, Syracuse, New York 13202.

                    INITIAL SPECIFIED AMOUNT: The amount (at least $100,000), originally chosen by the Policy Owner, initially equal to the Death Benefit. The Initial Specified Amount may be increased or decreased as described in this Prospectus.

                    INSURED: The person on whose life the Policy is issued.

                    ISSUE AGE: The age of the Insured, to the nearest birthday, on the Issue Date.

                    ISSUE DATE: The date on which the Policy becomes effective, as shown in the Policy Specifications.


                    LLANY: Lincoln Life & Annuity Company of New York.



                    LOAN ACCOUNT: The account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account and Variable Account Sub-Accounts. The Loan Account is part of LLANY's General Account.


                    LOAN ACCOUNT VALUE: An amount equal to the sum of all unpaid Policy loans and loan interest.

                    MONTHLY ANNIVERSARY DAY: The day of the month as shown in the Policy Specifications, or the next Valuation Day if that day is not a Valuation Day or is nonexistent for that month, when the Company makes the Monthly Deduction.

                    MONTHLY DEDUCTION: The monthly deduction made from the Net Accumulation Value; this deduction includes the cost of insurance, an administrative expense charge, and charges for supplemental riders or benefits, if applicable.

                    NET ACCUMULATION VALUE: The Accumulation Value less the Loan Account Value.

                    NET AMOUNT AT RISK: The Death Benefit before subtraction of outstanding loans, if any, minus the Accumulation Value.

                    NET PREMIUM PAYMENT: The portion of a Premium Payment, after deduction of 5.0% for the premium load, available for allocation to the Fixed Account and the Variable Account Sub-Accounts.


                    OWNER. The Owner on the Date of Issue will be the person designated in the Policy Specifications as having all ownership rights under the Policy; includes the Certificate Holder under a group policy. If no person is designated as Owner, the Insured will be the Owner.



                    PLANNED PREMIUMS: The amount of premium the Policy Owner chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.


                    POLICY: The life insurance contract described in this Prospectus, i.e., either an individual Policy or a Certificate evidencing the Owner's participation in a group policy, under which flexible premium payments are permitted and the death benefit and contract values may vary with the investment performance of the funding option(s) selected.

                    POLICY YEAR: Each twelve-month period, beginning on the Issue Date, during which the Policy is in effect.

                    PREMIUM PAYMENT: A premium payment made under the Policy.


                    RIGHT-TO-EXAMINE PERIOD: The period of time following the issuance of the Policy during which the Owner may return the Policy and receive a refund of premiums paid, the latest of
                    (a) 10 days after the Policy is received, (b) 10 days after LLANY mails or personally delivers a Notice of Withdrawal Right to the Owner, (c) 45 days after the application for the Policy is signed, or (d) within 60 days if the Policy is issued as a replacement of another life insurance policy.



                    SETTLEMENT OPTION(S): Several ways in which the Beneficiary may receive a Death Benefit, or in which the Owner may choose to receive payments upon surrender of the Policy.


                    SUB-ACCOUNT: That portion of the Variable Account which is invested in shares of a specific Fund.


                    SURRENDER CHARGE: The amount retained by LLANY upon the full surrender of the Policy.


                    SURRENDER VALUE: The amount a Policy Owner can receive in cash by surrendering the Policy. This equals the Net Accumulation Value minus the applicable Surrender Charge. All of the Surrender Value may be applied to one or more of the Settlement Options.

                    VALUATION DAY: Every day on which Accumulation Units are valued; any day on which the New York Stock Exchange is open, except any day on which trading on the Exchange is restricted, or on which an emergency exists, as determined by the Securities and Exchange Commission, so that valuation or disposal of securities is not practicable.

                    VALUATION PERIOD: The period of time beginning on the day following a Valuation Day and ending on the next Valuation Day. A Valuation Period may be more than one day in length.


                    VARIABLE ACCOUNT: Lincoln Life & Annuity Flexible Premium Variable Life Account M. Consists of all Sub-Accounts invested in shares of the Funds. Variable Account assets are kept separate from the general assets of LLANY and are not chargeable with the general liabilities of LLANY.


                    VARIABLE ACCOUNT VALUE: The portion of the Accumulation Value attributable to the Variable Account.

HIGHLIGHTS

                    The Policy is a flexible premium variable life insurance policy. Its values may be accumulated on a fixed or variable basis or a combination of fixed and variable bases.

INITIAL CHOICES
TO BE MADE
                    When purchasing a Policy, the Owner makes three important choices:

                    1) Selecting one of the two Death Benefit Options;
                    2) Selecting the amount of Premium Payments to make; and
                    3) Selecting how Net Premium Payments will be allocated
                       among the available funding options.
LEVEL OR VARYING
DEATH BENEFIT
                    At the time of purchase, the Policy Owner (also called the "Owner" in this Prospectus) must choose between the two Death Benefit Options. The amount payable under either option will be determined as of the date of the Insured's death. Under the level Death Benefit Option, the Death Benefit will be the greater of the Specified Amount, or the Corridor Death Benefit. Under the varying Death Benefit Option, the Death Benefit will be the greater of the Specified Amount plus the Accumulation Value, or the Corridor Death Benefit (See "Death Benefit").

                    The Policy also offers a Guaranteed Initial Death Benefit Provision which ensures that for the first five Policy Years the Death Benefit will not be less than the Initial Specified Amount, regardless of market performance, assuming there have been no loans or surrenders, even if the Surrender Value is insufficient to cover the current Monthly Deductions (See "Guaranteed Death Benefit Provision").

AMOUNT OF
PREMIUM PAYMENT
                    At the time of purchase, the Policy Owner must also choose the amount of premium to be paid. The Owner may vary Premium Payments to some extent and still keep the Policy in force. Premium reminder notices will be sent for Planned Premiums and for premiums required to continue this Policy in force. If the Policy lapses it may be reinstated (See "Reinstatement of a Lapsed Policy"). Premium Payments are refundable during the Right-to-Examine Period.
SELECTION OF
FUNDING
VEHICLE(S)

                    The Policy Owner must choose how to allocate Net Premium Payments. Net Premium Payments allocated to the Variable Account may be allocated to one or more Sub-Accounts of the Variable Account, each of which invests in shares of a particular Fund. The Initial Premium Payment will not be allocated to the Variable Account until three days following the expiration of the Right-to-Examine Period (see "Short-Term Right to Cancel the Policy"). The Fixed Account may also be elected as an allocation option. Allocations to any Sub-Account or to the Fixed Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account value of less than $2,500. Further, at this time, no more than 18 Sub-Accounts may be opened during the life of the Policy. LLANY may expand this number at a future date. The variable portion of a Policy is supported by the Fund(s) selected as funding vehicle(s). The portion of the Variable Account Value attributable to a particular Fund through the Sub-Account of the Variable Account is not guaranteed and will vary with the investment performance of that Fund.

CHARGES
AND FEES
                    There is a 5.0% premium load on all Premium Payments.

                    Monthly deductions are made for the Cost of Insurance and any riders.

                    Monthly deductions ($15 per month during the first Policy Year and, currently, $5 per month thereafter) are also made for administrative expenses.

                    Daily deductions from Variable Account Value are made for the mortality and expense risk, currently at the annual rate of .80% during the first twelve Policy Years and .55% thereafter.

                    Investment results for each Sub-Account are affected by each Fund's daily charge for management fees; these charges vary by Fund and are shown at pages 10-11 of this Prospectus.

                    A transaction fee of $25 is imposed for each partial surrender and for certain transfers in excess of 12 per Policy Year.

                    A surrender charge will be deducted upon full surrender of a Policy within the first ten Policy Years or within ten years after an increase in Specified Amount.

                    Interest is charged on Policy loans. The net interest spread (the amount by which interest charged exceeds interest credited) is currently 1% per year in the first ten Policy Years and .25% per year thereafter.


                    LLANY may derive a profit from its charges and may use these profits to finance distribution of the Policies.



LLANY



                    LLANY is a life insurance company chartered under New York law on June 6, 1996. LLANY's principal offices are located at 120 Madison Street, Suite 1700, Syracuse, New York 13202. LLANY is licensed to sell life insurance policies and annuity contracts in New York.



                    LLANY is a subsidiary of The Lincoln National Life Insurance Company. The Lincoln National Life Insurance Company is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. The Lincoln National Life Insurance Company is principally engaged in offering life insurance policies and annuity policies, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force.

                    The Lincoln National Life Insurance Company is wholly owned by Lincoln National Corporation ("LNC"), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968. The offices of The Lincoln National Life Insurance Company are located at 1300 South Clinton Street, Fort Wayne, Indiana 46802. Through subsidiaries, LNC engages primarily in the issuance of life insurance and annuities, along with other financial services.



                    Administrative services necessary for the operation of the Separate Account and the Policies are currently provided by The Lincoln National Life Insurance Company. However, neither the assets of The Lincoln National Life Insurance Company nor LNC support the obligations of LLANY under the Policies.



                    LLANY markets the Policies through independent insurance brokers, general agents, and registered representatives of broker-dealers which are members of the National Association of Securities Dealers, Inc.



                    On January 2, 1998, LLANY and The Lincoln National Life Insurance Company entered into an indemnity reinsurance transaction whereby 100% of a block of individual life and annuity business of CIGNA Corporation was reinsured. On May 21, 1998, LLANY and The Lincoln National Life Insurance Company announced their intentions to acquire certain domestic individual life insurance business from Aetna, Inc. via a 100% indemnity reinsurance transaction. The transaction is expected to close in the fall of 1998.


THE VARIABLE ACCOUNT


                    Lincoln Life & Annuity Flexible Premium Variable Life Account M (the "Separate Account" or "Variable Account") was established pursuant to a resolution of the Board of Directors of LLANY. Under New York insurance law, the income, gains or losses of the Variable Account are credited without regard to the other income, gains or losses of LLANY. LLANY serves as the custodian of the assets of the Variable Account. These assets are held for the Policies. Although the assets maintained in the Variable Account equal to its reserves and other liabilities will not be charged with any liabilities arising out of any other business conducted by LLANY, all obligations arising under the Policies are general corporate liabilities of LLANY. Any and all distributions made by the Funds with respect to shares held by the Variable Account will be reinvested in additional shares at net asset value. Deductions and surrenders from the Variable Account will, in effect, be made by surrendering shares of the Funds at net asset value. On each Valuation Day of each Fund, the Variable Account purchases or redeems Fund shares based on a netting of all transactions for that day. Shares of the Funds held in the Variable Account are held by LLANY through an open account system, which makes unnecessary the issuance and delivery of stock certificates.



                    The Variable Account is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and is subject to the law of the state in which the Policy is delivered. Such registration does not involve supervision of the Variable Account or LLANY's management or investment practices or policies by the Commission. LLANY does not guarantee the Variable Account's investment performance.



                    LLANY has several other separate accounts registered as unit investment trusts with the Commission for the purpose of funding variable annuity contracts and other variable life insurance policies of LLANY.



THE FUNDS


                    Each of the twenty Sub-Accounts of the Variable Account is invested solely in the shares of one of the twenty Funds available as funding vehicles under the Policies. Each of the Funds is a series of one of nine entities, all Massachusetts business trusts, except for three Maryland corporations. Each such entity is registered as an open-end, diversified management investment company under the 1940 Act. These entities are collectively referred to herein as the "Series Funds".

                    The Series Funds and their Investment advisers and distributors are:



                        AIM Variable Insurance Funds, Inc. ("AIM V.I. Fund"), managed by A I M Advisors, Inc., and distributed by A I M Distributors, Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173;



                        BT Insurance Funds Trust ("BT Trust"), managed by Bankers Trust Company, Bankers Trust Plaza, New York, NY 10006, and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581;



                        Delaware Group Premium Fund, Inc. ("Delaware Trust"), managed by Delaware Management Company, Inc. and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103;



                        Fidelity Variable Insurance Products Fund ("Fidelity VIP"), and Variable Insurance Products Fund II ("Fidelity VIP II"), managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103;



                        Lincoln National Money Market Fund, Inc. ("Lincoln Trust"), managed by Lincoln Investment Management, Inc. and distributed by Lincoln Financial Advisors, Inc., 1300 S. Clinton Street, Fort Wayne, IN 46802;



                        MFS-Registered Trademark- Variable Insurance Trust ("MFS Trust"), managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116;



                        Templeton Variable Products Series Fund ("Templeton Trust"), managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/Templeton Distributors, Inc., 700 Central Avenue, St. Petersburg, FL 33701;



                        OCC Accumulation Trust ("OCC Trust") (formerly Quest for Value Accumulation Trust), managed by OpCap Advisors (formerly Quest for Value Advisors) and distributed by OCC Distributors (formerly Quest for Value Distributors), One World Financial Center, New York, NY 10281.



                    Four Funds of AIM V.I. Fund are available under the
                    Policies:



                        AIM V.I. Capital Appreciation Fund;
                        AIM V.I. Diversified Income Fund;
                        AIM V.I. Growth Fund;
                        AIM V.I. Value Fund.



                    One Fund of BT Trust is available under the Policies:



                        Equity 500 Index Fund.



                    Three Funds of the DELAWARE Trust are available under the
                    Policies:



                        Emerging Markets Series;
                        Small Cap Value Series;
                        Trend Series.



                    One Fund of FIDELITY VIP is available under the Policies:



                        Equity-Income Portfolio ("Fidelity VIP Equity-Income Portfolio").



                    Two Funds of FIDELITY VIP II are available under the
                    Policies:



                        Asset Manager Portfolio ("Fidelity VIP II Asset Manager
                    Portfolio");
                        Investment Grade Bond Portfolio ("Fidelity VIP II
                    Investment Grade Bond Portfolio").



                    One Fund of LINCOLN Trust is available under the Policies:



                        Money Market Fund.



                    Three Funds of MFS Trust are available under the Policies:



                        MFS Emerging Growth Series;
                        MFS Total Return Series;
                        MFS Utilities Series.



                    Three Funds of TEMPLETON Trust are available under the
                    Policies:

                        Templeton Asset Allocation Fund: Class 1;
                        Templeton International Fund: Class 1;
                        Templeton Stock Fund: Class 1.



                    Two Funds of OCC Accumulation Trust are available under the
                    Policies:



                        Global Equity Portfolio;
                        Managed Portfolio.



                    The investment advisory fees charged the Funds by their advisers are shown on pages 20 and 21 of this Prospectus.



                    There follows a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.



                    The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser. The investment results of the Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other fund, even if the other fund has the same investment adviser.



                    AIM V.I. CAPITAL APPRECIATION FUND (Small Cap Stocks): Seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.



                    AIM V.I. DIVERSIFIED INCOME FUND (Fixed
                    Income - Intermediate Term Bonds): Seeks to achieve a high level of current income primarily by investing in a diversified portfolio of foreign and U.S. government and corporate debt securities, including lower rated high yield debt securities (commonly known as "junk bonds").



                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks to provide growth of capital through investments primarily in common stocks of leading U.S. companies considered by its adviser to have strong earnings momentum.



                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.



                    BT EQUITY 500 INDEX FUND (Large Cap Stocks): Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index, an index emphasizing large-capitalization stocks, before the deduction of Fund expenses.



                    DELAWARE EMERGING MARKETS SERIES (International Stocks): An international fund which seeks to achieve long-term capital appreciation by investing primarily in equity securities of issuers located or operating in emerging countries. Under normal market conditions, at least 65% of the Series assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be developing or emerging.



                    DELAWARE SMALL CAP VALUE SERIES (Small Cap Stocks): Seeks capital appreciation by investing primarily in small- to mid-cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis also will be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.



                    DELAWARE TREND SERIES (Small Cap Stocks): Seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.

                    FIDELITY VIP II ASSET MANAGER PORTFOLIO (Balanced or Total Return): Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.



                    FIDELITY VIP II INVESTMENT GRADE BOND PORTFOLIO (Fixed Income - Intermediate Term Bonds): Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities.



                    FIDELITY VIP EQUITY-INCOME PORTFOLIO (Large Cap Stocks):
                    Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500).



                    LINCOLN MONEY MARKET FUND (Money Market): Seeks maximum current income consistent with the preservation of capital, by investing in a portfolio of short-term money market instruments maturing within one year from date of purchase.



                    MFS EMERGING GROWTH SERIES (Large Cap Stocks): Seeks to provide long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.



                    MFS TOTAL RETURN SERIES (Balanced or Total Return): Seeks primarily to obtain above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



                    MFS UTILITIES SERIES (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.



                    TEMPLETON ASSET ALLOCATION FUND -- CLASS 1 (Balanced or Total Return): Seeks a high level of total return through a flexible policy of investing in stocks of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments. Assets are allocated among different investments depending upon worldwide market and economic conditions.



                    TEMPLETON INTERNATIONAL FUND -- CLASS 1 (International Stocks): Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.



                    TEMPLETON STOCK FUND -- CLASS 1 (Global Stocks): Seeks capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world, including the U.S.



                    OCC ACCUMULATION TRUST GLOBAL EQUITY PORTFOLIO (International Stocks): Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.



                    OCC ACCUMULATION TRUST MANAGED PORTFOLIO (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.



                    The AIM Diversified Income Fund, Delaware Emerging Markets Fund, Delaware Small Cap Value Fund, Fidelity VIP Equity-Income Portfolio, Fidelity VIP II Asset Manager Portfolio, MFS Total Return Series, MFS Utilities Series, OCC Global Equity Portfolio, OCC Managed Portfolio, Templeton Asset Allocation Fund, Templeton International Fund and Templeton Stock Fund portfolios may invest in non-investment grade, high yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund prospectuses.

                    There is no assurance that the investment objective of any of the Funds will be met. A Policy Owner bears the complete investment risk for Accumulation Values allocated to a Sub-Account. Each of the Sub-Accounts involves inherent investment risk, and such risk varies significantly among the Sub-Accounts. Policy Owners should read each Fund's prospectus carefully and understand the Funds' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Policies. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by LLANY (See "Premium Payments").



                    Required premium levels will vary based on market performance. In a prolonged market downturn, affecting all Sub-Accounts, additional Premium Payments may be necessary to maintain the level of coverage or to avoid lapsing of the Policy. Review of periodic contract statements is strongly suggested to determine appropriate premium requirements.



                    SUBSTITUTION OF SECURITIES



                    If the shares of any Fund should no longer be available for investment by the Variable Account or if, in the judgment of LLANY, further investment in such shares should become inappropriate in view of the purpose of the investment objectives of the Policies or in view of legal, regulatory or federal income tax restrictions, LLANY may substitute shares of another Fund. No substitution of securities in any Sub-Account may take place without prior approval of the Commission and under such requirements as it may impose.



                    VOTING RIGHTS



                    In accordance with its view of present applicable law, LLANY will vote the shares of each Fund held in the Variable Account at special meetings of the shareholders of the particular Series Fund in accordance with written instructions received from persons having the voting interest in the Variable Account. LLANY will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Series Funds do not hold regular meetings of shareholders.



                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Series Fund not more than sixty (60) days prior to the meeting of the particular Series Fund. Voting instructions will be solicited by written communication at least fourteen
                    (14) days prior to the meeting.



                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of LLANY and other life insurance companies. The Series Funds do not foresee any disadvantage to Policy Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Series Funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

                    FUND PARTICIPATION AGREEMENTS



                    With respect to a Series Fund, the adviser and/or the distributor, or an affiliate thereof, may compensate LLANY (or an affiliate) for administration, distribution, or other services. It is anticipated that such compensation would be based on assets of the particular Series Fund attributable to the Policies along with certain other variable contracts issued or administered by LLANY (or an affiliate).


DEATH BENEFIT

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available. The amount payable under either option will be determined as of the date of the Insured's death.

                    Under OPTION 1 the Death Benefit will be the greater of the Specified Amount (a minimum of $100,000 as of the date of this Prospectus), or the applicable percentage (the "Corridor Percentage") of the Accumulation Value required to maintain the Policy as a "life insurance contract" for tax purposes (the "Corridor Death Benefit"). The Corridor Percentage is 250% through the Insured's age 40 and decreases in accordance with the table in "Payment of Death Benefit" to 100% at the Insured's age 95. Option 1 provides a level Death Benefit until the Corridor Death Benefit exceeds the Specified Amount.

                    Under OPTION 2 the Death Benefit will be the greater of the Specified Amount (a minimum of $100,000 as of the date of this Prospectus), plus the Accumulation Value, or the Corridor Death Benefit. Option 2 provides a varying Death Benefit which increases or decreases over time, depending on the amount of premium paid and the investment performance of the underlying funding options chosen.

                    Under both Option 1 and Option 2, the proceeds payable upon death will be the Death Benefit, reduced by partial surrenders and by the amount necessary to repay any loans in full. Option 1 will be in effect unless Option 2 has been elected in the application for the Policy or unless a change has been allowed.

                    CHANGES IN DEATH BENEFIT OPTION


                    A Death Benefit Option change will be allowed upon the Owner's written request to the Administrative Office in a form satisfactory to LLANY, subject to the following conditions:


                     - The change will take effect on the Monthly Anniversary
                       Day or on the next Valuation Day following the date of receipt of the request.

                     - There will be no change in the Surrender Charge, and
                       evidence of insurability may be required.

                     - No change in the Death Benefit Option may reduce the
                       Specified Amount below $100,000.

                     - For changes from Option 1 to Option 2, the new Specified
                       Amount will equal the Specified Amount less the Accumulation Value at the time of the change.

                     - For changes from Option 2 to Option 1, the new Specified
                       Amount will equal the Specified Amount plus the Accumulation Value at the time of the change.

                    GUARANTEED DEATH BENEFIT PROVISION

                    The Guaranteed Death Benefit Provision assures that, as long as the Guaranteed Initial Death Benefit Premium is paid, the Death Benefit will not be less than the Initial

                    Specified Amount during the first five Policy Years even if the Surrender Value is insufficient to cover the current Monthly Deductions, assuming there have been no loans or partial surrenders.

                    Changes in Initial Specified Amount, partial surrenders, and Death Benefit Option changes during the first five Policy Years may affect the Guaranteed Death Benefit Premium. These events and loans may also affect the Policy's ability to remain in force.

                    PAYMENT OF DEATH BENEFIT


                    The Death Benefit under the Policy will be paid in a lump sum within seven days after receipt at the Administrative Office of due proof of the Insured's death (a certified copy of the death certificate), unless the Owner or the Beneficiary has elected that it be paid under one or more of the Settlement Options (See "Settlement Options"). Payment of the Death Benefit may be delayed if the Policy is being contested.


                    While the Insured is living, the Owner may elect a Settlement Option for the Beneficiary and deem it irrevocable, and may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Owner has made an irrevocable election.


                    All or a part of the Death Benefit may be applied under one or more of the Settlement Options, or such other options as LLANY may make available in the future.



                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any excess Death Benefit due will be paid as elected.


                    The Death Benefit under the Policy at any point in time must be at least the following "Corridor Percentage" of the Accumulation Value based on the Insured's attained age:


                     INSURED'S     CORRIDOR       INSURED'S      CORRIDOR
                    ATTAINED AGE  PERCENTAGE    ATTAINED AGE    PERCENTAGE
                    ------------  -----------   -------------   -----------
                        0-40          250%            60            130%
                         41           243             61            128
                         42           236             62            126
                         43           229             63            124
                         44           222             64            122
                                       --                            --
                                                   -----
                         45           215             65            120
                         46           209             66            119
                         47           203             67            118
                         48           197             68            117
                         49           191             69            116
                                       --                            --
                                                   -----
                         50           185             70            115
                         51           178             71            113
                         52           171             72            111
                         53           164             73            109
                         54           157             74            107
                                       --                            --
                                                   -----
                         55           150          75-90            105
                                       --                            --
                                                   -----
                         56           146             91            104
                         57           142             92            103
                         58           138             93            102
                         59           134             94            101
                                       --                            --
                                                   -----
                                                   95-99            100
                                                                     --
                                                   -----


                    CHANGES IN SPECIFIED AMOUNT


                    Changes in the Specified Amount of a Policy can be made by submitting a written request to the Administrative Office in form satisfactory to LLANY.

                    Changes in the Specified Amount are subject to the following conditions:

                     - Satisfactory evidence of insurability and a supplemental application may be required for an increase in the Specified Amount.

                     - An increase in the Specified Amount will increase the
                       Surrender Charge.

                     - As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000.

                     - No decrease may reduce the Specified Amount to less than
                       $100,000.

                     - No decrease may reduce the Specified Amount below the
                       minimum required to maintain the Policy's status under the Code as a life insurance policy.


                    Decreases in Specified Amount will be effective on the Monthly Anniversary Day on or next following receipt of the request at our Administrative Office, if all requirements have been met. Decreases in Specified Amount will be applied to reduce existing Specified Amount in the following order: first, the most recent increase in Specified Amount; then, the next most recent increases in Specified Amount successively; and finally, against the Specified Amount provided at issue.



                    Increases in Specified Amount, if approved by LLANY and provided the Insured is living, will be effective on (i) the Monthly Anniversary Day on or next following receipt of the request at our Administrative Office and (ii) the deduction from the Accumulation Value of the first month's cost of insurance for the increase. If the Specified Amount is increased, a new Surrender Charge applies for ten years following any increase in Specified Amount. (See "Charges; Fees -- Surrender Charge".)


PREMIUM PAYMENTS; TRANSFERS

                    PREMIUM PAYMENTS


                    The Policies provide for flexible premium payments. Premium Payments are payable in the frequency and in the amount selected by the Policy Owner. The initial Premium Payment is due on the Issue Date and is payable in advance. The minimum payment is the amount necessary to maintain a positive Surrender Value or Guaranteed Minimum Death Benefit. Each subsequent Premium Payment must be at least $100. LLANY reserves the right to decline any application or Premium Payment.



                    After the initial Premium Payment, all Premium Payments must be sent directly to the Administrative Office and will be deemed received when actually received there.


                    The Policy Owner may elect to increase, decrease or change the frequency of Premium Payments.

                    PLANNED PREMIUMS are Premium Payments scheduled when a Policy is applied for. They can be billed annually, semiannually or quarterly. Pre-authorized automatic monthly check payments may also be arranged.


                    ADDITIONAL PREMIUMS are any Premium Payments ($100 minimum) made prior to the Coverage Date in addition to Planned Premiums. LLANY reserves the right to limit the number or amount of such additional premium payments if such limitation is necessary to qualify the policy as life insurance under the Internal Revenue Code.


                    GUARANTEED INITIAL DEATH BENEFIT PREMIUM, if paid during each of the first five Policy Years, enables the Policy to remain in force regardless of investment performance, assuming no surrenders or loans during that time. The Guaranteed Initial Death Benefit Premium is stated in the Policy Specifications. An increase in Specified Amount would require a recalculation of the Guaranteed Initial Death Benefit Premium. If this premium is not paid, or there are partial surrenders or loans taken during the first five Policy

                    Years, the Policy will lapse during the first five Policy Years if the Surrender Value is less than the next Monthly Deduction, just as it would after the first five Policy Years at any time the Surrender Value is less than the next Monthly Deduction.

                    Payment of Planned Premiums or Additional Premiums in any amount will not, except as noted above, guarantee that the Policy will remain in force. Conversely, failure to pay Planned Premiums or Additional Premiums will not necessarily cause a Policy to lapse (See "Guaranteed Death Benefit Provision").

                    PREMIUM INCREASES. At any time, the Owner may increase Planned Premiums, or pay Additional Premiums, but:

                     - Evidence of insurability may be required if the
                       Additional Premium or the new Planned Premium during the current Policy Year would increase the difference between the Death Benefit and the Accumulation Value. If satisfactory evidence of insurability is requested and not provided, the increase in premium will be refunded without interest and without participation of such amounts in any underlying funding options.


                     - In no event may the total of all Premium Payments exceed the then-current maximum premium limitations established by federal law for a Policy to qualify as life insurance. If, at any time, a Premium Payment would result in total Premium Payments exceeding such maximum premium limitation, LLANY will only accept that portion of the Premium Payment which will make total premiums equal the maximum. Any part of the Premium Payment in excess of that amount will be returned or applied as otherwise agreed and no further Premium Payments will be accepted until allowed by the then-current maximum premium limitations prescribed by law.


                     - If there is any Policy indebtedness, any additional Net
                       Premium Payments will be used first as a loan repayment with any excess applied as an additional Net Premium Payment.

                    ALLOCATION OF NET PREMIUM PAYMENTS


                    At the time of purchase of the Policy, the Owner must decide how to allocate Net Premium Payments among the Sub-Accounts and the Fixed Account. Allocation to any one Variable Account Sub-Account or to the Fixed Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account value of less than $2,500. Further, at this time, no more than 18 Sub-Accounts may be opened during the life of the Policy. LLANY may expand this number at a future date. For each Variable Account Sub-Account, the Net Premium Payments are converted into Accumulation Units. The number of Accumulation Units credited to the Policy is determined by dividing the Net Premium Payment allocated to each Sub-Account by the next computed value of the Accumulation Unit for that Sub-Account.



                    During the Right-to-Examine Period, the Net Premium Payment will be allocated to the Fixed Account, and interest credited from the Issue Date if the Premium Payment was received on or before the Issue Date. LLANY will allocate the initial Net Premium Payment directly to the Sub-Account(s) selected by the Owner within three days after expiration of the Right-to-Examine Period.



                    Unless LLANY is directed otherwise by the Policy Owner, subsequent Net Premium Payments will be allocated on the same basis as the most recent previous Net Premium Payment. Such allocation will occur as of the next Valuation Period after each payment is received.

                    The allocation for future Net Premium Payments may be changed at any time free of charge. Any new allocation will apply to Premium Payments made more than one week after LLANY receives the notice of the new allocation at its Administrative Office. Any new allocation is subject to the same requirements as the initial allocation. LLANY may, at its sole discretion, waive minimum premium allocation requirements.


                    TRANSFERS


                    Before the Insured attains age 100, values may, at any time, be transferred ($500 minimum) from one Sub-Account to another or from the Variable Account to the Fixed Account. Within the 30 days after each Policy Anniversary, the Owner may also transfer a portion of the Fixed Account Value to one or more Sub-Accounts, until the Insured attains age 100. Transfers from the Fixed Account are allowed in the 30-day period after a Policy Anniversary and will be effective as of the next Valuation Day after a request is received in good order at the Administrative Office. The cumulative amount of transfers from the Fixed Account within any such 30-day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. LLANY may further limit transfers from the Fixed Account at any time.



                    Subject to the above restrictions, up to 12 transfers may be made in any Policy Year without charge, and any value remaining in the Fixed Account or a Sub-Account after a transfer must be at least $500. Transfers must be made in writing.



                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after a written request is received at the Servicing Office. Transfer requests must be received by the Administrative Office by the close of the New York Stock Exchange (usually 4:00 pm ET on each day the New York Stock Exchange is open) in order to be effective that day. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account to be less than $500 will result in those remaining Accumulation Units being cancelled and their aggregate value reallocated proportionately among the other funding options chosen. The Policy Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts. See pages 10-11 and pages 20-21 of this Prospectus.



                    LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.


                    OPTIONAL VARIABLE ACCOUNT SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to enroll in either of the following programs. However, both programs cannot be in effect at the same time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging is a program which, if elected by the Owner, systematically allocates specified dollar amounts from the Money Market Sub-Account or the Fixed Account to one or more of the Contract's Variable Account Sub-Accounts at regular intervals as selected by the Owner. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations. Dollar Cost Averaging will not assure a profit or protect against a declining market.


                    Dollar Cost Averaging may be elected by establishing a Money Market Sub-Account or the Fixed Account value of at least $1,000. The minimum amount per month to allocate is $100 (subject to the 18 Sub-Account limitation described under "Allocation of Net Premium Payments" above). Enrollment in this program may occur at any time by providing the information requested on the Dollar Cost Averaging election form to LLANY at its Administrative Office, provided that sufficient value is in the Money Market Sub-Account or the Fixed Account. Transfers to the Fixed Account are not permitted under Dollar Cost Averaging. LLANY may, at its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.



                    Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the value of the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer; (3) the Owner requests termination, in writing, and such request is received at least one week prior to the next scheduled transfer date to take effect that month; or (4) the Policy is surrendered.



                    There is no current charge for Dollar Cost Averaging but LLANY reserves the right to charge for this program.


                    AUTOMATIC REBALANCING


                    Automatic Rebalancing is an option which, if elected by the Owner on the initial application, periodically restores to a pre-determined level the percentage of Policy Value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). This pre-determined level will be the allocation initially selected on the application, unless subsequently changed. The Automatic Rebalancing allocation may be changed at any time by submitting a written request to LLANY at its Administrative Office.


                    If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts must be subject to Automatic Rebalancing. The Fixed Account is not available for Automatic Rebalancing.


                    Automatic Rebalancing may take place on either a quarterly, semi-annual or annual basis, as selected by the Owner. Once Automatic Rebalancing is activated, any Sub-Account transfers executed outside of the rebalancing option will terminate the Automatic Rebalancing. Any subsequent premium payment or withdrawal that modifies the net account balance within each Sub-Account may also cause termination of Automatic Rebalancing. Any such termination will be confirmed to the Owner. The Owner may terminate Automatic Rebalancing or re-enroll at any time by writing LLANY at its Administrative Office.



                    There is no current charge for Automatic Rebalancing but LLANY reserves the right to charge for this program.


CHARGES; FEES

                    PREMIUM LOAD


                    A deduction of 5.0% of each Premium Payment will be made to cover the premium load. This load represents state taxes and federal income tax liabilities and a portion of the sales expenses incurred by LLANY.


                    MONTHLY DEDUCTIONS

                    A Monthly Deduction is made from the Net Accumulation Value for administrative expenses. The monthly administrative fee is $15 during the first Policy Year and, currently, $5 during subsequent Policy Years. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. For subsequent Policy Years, this monthly fee will never exceed $10.

                    A Monthly Deduction is also made from the Net Accumulation Value for the Cost of Insurance and any charges for supplemental riders. The Cost of Insurance depends on the attained age, risk class and gender classification (in accordance with state law) of the Insured and the current Net Amount at Risk.

                    The Cost of Insurance is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by 1.0032737, subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or, for unisex rates, on the 1980 CSO-B Table.

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
     0         0.34845    0.24089    0.32677
     1         0.08917    0.07251    0.08667
     2         0.08251    0.06750    0.07917
     3         0.08167    0.06584    0.07834
     4         0.07917    0.06417    0.07584

     5         0.07501    0.06334    0.07251
     6         0.07167    0.06084    0.06917
     7         0.06667    0.06000    0.06584
     8         0.06334    0.05834    0.06250
     9         0.06167    0.05750    0.06084

    10         0.06084    0.05667    0.06000
    11         0.06417    0.05750    0.06250
    12         0.07084    0.06000    0.06917
    13         0.08251    0.06250    0.07834
    14         0.09584    0.06887    0.09001

    15         0.11085    0.07084    0.10334
    16         0.12585    0.07601    0.11585
    17         0.13919    0.07917    0.12752
    18         0.14836    0.08167    0.13502
    19         0.15502    0.08501    0.14085

    20         0.15836    0.08751    0.14502
    21         0.15919    0.08917    0.14585
    22         0.15752    0.09084    0.14419
    23         0.15502    0.09251    0.14252
    24         0.15189    0.09501    0.14085

    25         0.14752    0.09668    0.13752
    26         0.11419    0.09918    0.13585
    27         0.14252    0.10168    0.13418
    28         0.14169    0.10501    0.13418
    29         0.14252    0.10635    0.13585

    30         0.14419    0.11251    0.13752
    31         0.14836    0.11668    0.14169
    32         0.15252    0.12085    0.14585
    33         0.15919    0.12502    0.15252
    34         0.16889    0.13168    0.15919

    35         0.17586    0.13752    0.16836
    36         0.18670    0.14669    0.17837
    37         0.20004    0.15752    0.19170
    38         0.21505    0.17003    0.20588
    39         0.23255    0.18503    0.22338

    40         0.25173    0.20171    0.24173
    41         0.27424    0.22005    0.26340
    42         0.29675    0.23922    0.28508
    43         0.32260    0.25757    0.31010
    44         0.34929    0.27674    0.33428

    45         0.37931    0.29675    0.36263
    46         0.41017    0.31677    0.39182
    47         0.44353    0.33761    0.42268
    48         0.47856    0.36096    0.45437
    49         0.51777    0.38598    0.49107

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------

    50         0.55948    0.41350    0.53028
    51         0.60870    0.44270    0.57533
    52         0.66377    0.47523    0.62539
    53         0.72636    0.51276    0.68297
    54         0.79730    0.55114    0.74722

    55         0.87326    0.59118    0.81566
    56         0.95591    0.63123    0.88996
    57         1.04192    0.66961    0.96593
    58         1.13378    0.70633    1.04609
    59         1.23236    0.74556    1.13211

    60         1.34180    0.78979    1.22817
    61         1.46381    0.84488    1.33511
    62         1.60173    0.91417    1.45796
    63         1.75809    1.00267    1.59922
    64         1.93206    1.10539    1.75725

    65         2.12283    1.21731    1.92955
    66         2.32623    1.33511    2.11195
    67         2.54312    1.45461    2.30614
    68         2.77350    1.57247    2.50878
    69         3.02328    1.69955    2.72909

    70         3.30338    1.84590    2.97466
    71         3.62140    2.02325    3.25640
    72         3.98666    2.24419    3.58279
    73         4.40599    2.51548    3.95978
    74         4.87280    2.83552    4.38330

    75         5.37793    3.19685    4.84334
    76         5.91225    3.59370    5.33245
    77         6.46824    4.01942    5.84227
    78         7.04089    4.47410    6.36948
    79         7.64551    4.97042    6.92851

    80         8.30507    5.52957    7.54229
    81         9.03761    6.17118    8.22883
    82         9.86724    6.91414    9.01216
    83        10.80381    7.77075    9.90124
    84        11.82571    8.72632   10.87533

    85        12.91039    9.76952   11.92213
    86        14.03509   10.89151   13.01471
    87        15.18978   12.08770   14.15507
    88        16.36948   13.35774   15.33494
    89        17.57781   14.70820   16.56493

    90        18.82881   16.15259   17.85746
    91        20.14619   17.71416   19.23699
    92        21.57655   19.43814   20.76665
    93        23.20196   21.40786   22.49837
    94        25.28174   23.63051   24.70915

    95        28.27411   27.16158   27.82758
    96        33.10577   32.32378   32.78845
    97        41.68476   41.21204   41.45783
    98        58.01259   57.81394   57.95663
    99        90.90909   90.90909   90.90909

                    These Monthly Deductions are deducted proportionately from the value of each funding option. This is accomplished for the Sub-Accounts by canceling Accumulation Units and withdrawing the value of the canceled Accumulation Units from each funding option in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day.

                    If the Insured is still living at age 100 and the Policy has not been surrendered, no further Monthly Deductions are taken and any Variable Account Value is transferred to the Fixed Account. The Policy will then remain in force until surrender or the Insured's death.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    There will be a $25 transaction fee for each transfer between funding options in excess of 12 during any Policy Year.

MORTALITY AND EXPENSE RISK CHARGE AND FUND EXPENSES


The purpose of the following Table is to help purchasers and prospective purchasers understand the costs and expenses that are borne, directly and indirectly, by purchasers assuming that all Net Premium Payments are allocated to the Variable Account. The table reflects expenses of the Variable Account as well as of the individual Funds underlying the Variable Sub-Accounts. The Mortality and Expense Risk Charge shown is the currently charged rate during the first twelve Policy Years. It currently declines to .55% per year thereafter and is guaranteed not to exceed .90% per year.



                                   FEE TABLE


                                                    AIM VARIABLE INSURANCE FUNDS, INC.                 BT
                                          ------------------------------------------------------    INSURANCE
                                            AIM V.L.                                               FUNDS TRUST
                                            CAPITAL                                   AIM V.I.     -----------
                                          APPRECIATION    AIM V.I.      AIM V.I.     DIVERSIFIED   EQUITY 500
                                              FUND       GROWTH FUND   VALUE FUND    INCOME FUND   INDEX FUND
                                          ------------   -----------   -----------   -----------   -----------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......      0.80%         0.80%         0.80%         0.80%         0.80%
Total Separate Account Annual
 Expenses...............................      0.80%         0.80%         0.80%         0.80%         0.80%
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................      0.63%         0.65%         0.62%         0.60%         0.20%
Other Expenses..........................      0.05%         0.08%         0.08%         0.20%         0.10%(2)
Total Fund Portfolio Annual Expenses....      0.68%(1)      0.73%(1)      0.70%(1)      0.80%(1)      0.30%(2)

                                                          DELAWARE GROUP
                                                           PREMIUM FUND                       LINCOLN
                                          ----------------------------------------------      NATIONAL
                                                                               SMALL          -------
                                             EMERGING                           CAP         MONEY MARKET
                                          MARKET SERIES     TREND SERIES    VALUE SERIES        FUND
                                          --------------      -------       ------------      -------
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risk Charge.......        0.80%            0.80%            0.80%            0.80%
Total Separate Account Annual
 Expenses...............................        0.80%            0.80%            0.80%            0.80%
FUND PORTFOLIO ANNUAL EXPENSES
Management Fees.........................        0.30%            0.62%            0.60%            0.48%
Other Expenses..........................        1.20%            0.23%            0.25%            0.11%
Total Fund Portfolio Annual Expenses....        1.50%(3)         0.85%(3)         0.85%(3)         0.59%


------------------------------

(1) A I M Advisors, Inc. ("AIM") may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services, as described in the accompanying prospectus for the Funds. On a current basis, the fee will apply only to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998, and AIM will not seek reimbursement of the cost of any service in excess of the amount charged by a participating insurance company for providing the services above. The amount of reimbursements that will be paid by each Fund under this arrangement for the year ending December 31, 1998 cannot be predicted.



(2) Under the Advisory Agreement with the Advisor, the Funds will pay advisory fees at the annual percentage rate of .20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive the fees and to reimburse the Fund for certain expenses so that the Equity 500 Index Fund total operating expenses will not exceed .30%. Such expense reimbursements may be terminated at the discretion of the Advisor. If this reimbursement were not in place, the total operating expenses would be 2.78%. For the year ended December 31, 1997, the Advisor waived and/or reimbursed expenses of $65,771 for the Equity 500 Index Fund.



(3) The investment adviser for the Small Cap Value Series and Trend Series is Delaware Management Company, Inc. ("Delaware Management"). The investment adviser for the Emerging Markets Series is Delaware International Advisers Ltd. ("Delaware International"). Effective May 1, 1998 through October 31, 1998, the investment advisers for the Series of DGPF have agreed voluntarily to waive their management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 1.50% for the Emerging Markets Series and 0.85% for the Small Cap Value Series and Trend Series. The fee ratios shown above have been restated to assume that the new voluntary limitation took effect January 1, 1997. For the fiscal year ended December 31, 1997, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 2.45% for the Emerging Market Series, 0.90% for Small Cap Value Series (formerly known as "Value Series"), and 0.88% for Trend Series.



Other Expenses of the Funds shown in the table are based on expenses incurred by each Fund for the year ending December 31, 1997. The table does not reflect the monthly deductions for the cost of insurance and any riders, nor does it reflect the monthly deduction of $15 during the first Policy Year, and currently, $5 thereafter for administrative expenses. The information set forth should be considered together with the information provided in this Prospectus under the heading "Charges and Fees", and in each Fund's Prospectus. All expenses are expressed as a percentage of average account value.

                                     MFS-REGISTERED TRADEMARK-
  FIDELITY VARIABLE INSURANCE                VARIABLE                 TEMPLETON VARIABLE PRODUCTS      OCC ACCUMULATION
         PRODUCTS FUNDS                   INSURANCE TRUST                SERIES FUND (CLASS 1)               TRUST
--------------------------------  -------------------------------  ---------------------------------  -------------------
 VIP II      VIP I      VIP II       MFS        MFS                TEMPLETON
  ASSET     EQUITY-   INVESTMENT  EMERGING     TOTAL       MFS       ASSET     TEMPLETON    TEMPLETON  GLOBAL
 MANAGER    INCOME    GRADE BOND   GROWTH     RETURN    UTILITIES  ALLOCATION INTERNATIONAL  STOCK     EQUITY    MANAGED
PORTFOLIO  PORTFOLIO  PORTFOLIO    SERIES     SERIES     SERIES      FUND         FUND        FUND    PORTFOLIO  PORTFOLIO
---------  ---------  ----------  ---------  ---------  ---------  ---------  ------------  --------  ---------  --------
  0.80%      0.80%       0.80%      0.80%      0.80%      0.80%      0.80%         0.80%     0.80%      0.80%     0.80%
  0.80%      0.80%       0.80%      0.80%      0.80%      0.80%      0.80%         0.80%     0.80%      0.80%     0.80%
  0.55%      0.50%       0.44%      0.75%      0.75%      0.75%      0.60%(7)      0.69%(7)  0.69%(7)   0.79%(8)  0.80%(8)
  0.10%      0.08%       0.14%      0.12%(6)   0.25%(6)   0.25%(6)   0.18%(7)      0.19%(7)  0.19%(7)   0.40%(9)  0.07%(9)
  0.65%(4)   0.58%(4)    0.58%      0.87%      1.00%(5)   1.00%(5)   0.78%         0.88%     0.88%      1.19%(10)  0.87%(10)


------------------------------

(4) A portion of the brokerage commissions that certain funds paid was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, Total Fund Portfolio Annual Expenses would have been 0.64% for the VIP II Asset Manager Portfolio and 0.57% for the VIP Equity-Income Portfolio.



(5) The Adviser has agreed to bear expenses for each Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not exceed 0.25% of the average daily net assets of the Series during the current fiscal year. Otherwise, "Other Expenses" for the Total Return Series and Utilities Series would be 0.27% and 0.45% respectively, and "Total Fund Portfolio Annual Expenses" would be 1.02% and 1.20% respectively, for these Series. See "Information Concerning Shares of Each Series Expenses."



(6) Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses".



(7) Management Fees and Total Operating Expenses have been restated to reflect the management fee schedule approved by shareholders and effective May 1, 1997. See fund prospectus for details. Actual Management Fees and Total Fund Operating Expenses during 1997 were lower.



(8) Reflects management fees after taking into effect any waiver.



(9) Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses.



(10) Total Portfolio Expenses for the Managed Portfolio are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total Portfolio Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets. Without such limitation and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Portfolio Expenses incurred for the fiscal year ended December 31, 1997 would have been .80%, .07%, and .87%, respectively, for the Managed Portfolio and .80%, .40%, and 1.20%, respectively, for the Global Equity Portfolio.


                    SURRENDER CHARGE

                    Upon surrender of a Policy, a surrender charge may apply, as described below. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. (See "Appendix 1 -- Illustration of Surrender Charges".)

                    The initial Surrender Charge, as specified in the Policy, is based on the Initial Specified Amount and the amount of Premium Payments during the first two Policy Years. Once determined, the Surrender Charge will remain the same dollar amount during the third through fifth Policy Years. Thereafter, it declines monthly at a rate of 20% per year so that after the end of the tenth Policy Year (assuming no increases in the Specified Amount) the Surrender Charge will be zero. Thus, the Surrender Charge at the end of the sixth Policy Year would be 80% of the Surrender Charge at the end of the fifth Policy Year, at the end of the seventh Policy Year would be 60% of the Surrender Charge at the end of the fifth Policy Year, and so forth. However, in no event will the Surrender Charge exceed the maximum allowed by state or federal law.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new policy whose Specified Amount was equal to the amount of the increase. As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.


                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.


                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the Sub-Accounts (and, where applicable, the Fixed Account) from which the partial surrender proceeds are taken unless the Owner instructs LLANY otherwise. The portion of the Surrender Charge applicable to administrative expense is $6.00 per $1,000 of Initial Specified Amount.



                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of LLANY, which supports insurance and annuity obligations.


THE FIXED ACCOUNT


                    Premium Payments allocated to the Fixed Account become part of LLANY's General Account, and do not participate in the investment experience of the Variable Account. The General Account is subject to regulation and supervision by the New York Insurance Department.



                    IN RELIANCE ON CERTAIN EXEMPTIONS, EXCLUSIONS AND RULES, LLANY HAS NOT REGISTERED INTERESTS IN THE FIXED ACCOUNT AS A SECURITY UNDER THE SECURITIES ACT OF 1933 AND HAS NOT REGISTERED THE FIXED ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO REGULATION UNDER THE 1933 ACT OR THE 1940 ACT. LLANY HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT MADE A REVIEW OF THE DISCLOSURES WHICH ARE INCLUDED IN THIS PROSPECTUS WHICH RELATE TO LLANY'S GENERAL ACCOUNT AND TO THE FIXED ACCOUNT UNDER THE POLICY. THESE DISCLOSURES, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. THIS PROSPECTUS IS GENERALLY INTENDED TO SERVE AS A DISCLOSURE DOCUMENT ONLY FOR ASPECTS OF THE POLICY INVOLVING THE VARIABLE ACCOUNT, AND THEREFORE CONTAINS ONLY SELECTED INFORMATION REGARDING THE FIXED ACCOUNT. COMPLETE DETAILS REGARDING THE FIXED ACCOUNT ARE IN THE POLICY.



                    Premium Payments allocated to the Fixed Account are guaranteed to be credited with a minimum interest rate, specified in the Policy, of at least 4.0%. Interest in excess of 4.0% may be credited in LLANY's sole discretion. Such interest rate will be established on a prospective basis in LLANY's sole discretion and may vary by the Policy issue year and duration. LLANY may vary the way in which it credits interest to the Fixed Account from time to time.



                    ANY INTEREST IN EXCESS OF 4.0% WILL BE DECLARED IN ADVANCE IN LLANY'S SOLE DISCRETION. POLICY OWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 4.0% WILL BE DECLARED.


POLICY VALUES

                    ACCUMULATION VALUE
                    Once a Policy has been issued, each Net Premium Payment allocated to a Sub-Account of the Variable Account is credited in the form of Accumulation Units, representing the

                    Fund in which assets of that Sub-Account are invested. Each Net Premium Payment will be credited to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office (or portion thereof allocated to a particular Sub-Account). The number of Accumulation Units credited is determined by dividing the Net Premium Payment by the value of an Accumulation Unit next computed after receipt. Since each Sub-Account has a unique Accumulation Unit value, a Policy Owner who has elected a combination of funding options will have Accumulation Units credited from more than one source.


                    The Accumulation Value of a Policy is determined by: (a) multiplying the total number of Accumulation Units credited to the Policy for each applicable Sub-Account by its appropriate current Accumulation Unit value; (b) if a combination of Sub-Accounts is elected, totaling the resulting values; and (c) adding any values attributable to the General Account (i.e., the Fixed Account Value and the Loan Account Value).

                    The number of Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of an Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account.

                    The Fixed Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Variable Account. The Fixed Account Value is guaranteed; however, there is no assurance that the Variable Account Value of the Policy will equal or exceed the Net Premium Payments allocated to the Variable Account.

                    Each Policy Owner will be advised at least annually as to the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Variable Account Value, the Fixed Account Value and the Loan Account Value.

                    Accumulation Value will be affected by Monthly Deductions.

                    VARIABLE ACCUMULATION UNIT VALUE


                    The Accumulation Unit value for each Sub-Account was or will be arbitrarily established at the inception of the Sub-Account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:


                       (1)The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus


                       (2)The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Variable Account; and


                       (3)The result of (2) is divided by the number of
                          Sub-Account units outstanding at the beginning of the Valuation Period.



                    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge plus any applicable daily administrative charge multiplied by the number of calendar days in the Valuation Period.


                    SURRENDER VALUE


                    The Surrender Value of a Policy is the amount the Owner can receive in cash by surrendering the Policy. All or part of the Surrender Value may be applied to one or more of the Settlement Options. (See "Surrender Charge.")

SURRENDERS


                    There may be adverse tax consequences associated with surrenders from the Policy. (See "Tax Matters--Policy Proceeds.")


                    PARTIAL SURRENDERS


                    A partial surrender may be made at any time during the lifetime of the Insured and before the Coverage Date by written request to the Administrative Office during the lifetime of the Insured and while the Policy is in force. A $25 transaction fee is charged.


                    The amount of a partial surrender may not exceed 90% of the Surrender Value at the end of the Valuation Period in which the election becomes or would become effective, and may not be less than $500.

                    For an Option 1 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value, Death Benefit, and Specified Amount. The Specified Amount and Accumulation Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

                    For an Option 2 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value and the Death Benefit, but it will not reduce the Specified Amount.

                    The Specified Amount remaining in force after a partial surrender may not be less than $100,000. Any request for a partial surrender that would reduce the Specified Amount below this amount will not be granted. In addition, if, following the partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited to the extent necessary to meet the federal tax law requirements.


                    If, at the time of a partial surrender, the Net Accumulation Value is attributable to more than one funding option, the $25 transaction charge and the amount paid upon the surrender will be taken proportionately from the values in each funding option, unless the Policy Owner and LLANY agree otherwise.


                    FULL SURRENDERS


                    A full surrender may be made at any time during the lifetime of the Insured and before the Coverage Date. LLANY will pay the Surrender Value next computed after receiving the Owner's written request at the Administrative Office in a form satisfactory to LLANY. Payment of any amount from the Variable Account on a full surrender will usually be made within seven calendar days thereafter. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.


                    DEFERRAL OF PAYMENT AND TRANSFERS


                    Payment of transferred or surrendered amounts from the Variable Account may be postponed when the New York Stock Exchange is closed and for such other periods as the Commission may require. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer such payment or transfer, interest will be added as required by law.


LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY; EFFECT OF GUARANTEED DEATH BENEFIT PROVISION


                    A Policy will not lapse during the five-year period after its Issue Date regardless of investment performance if, on each Monthly Anniversary Day within that period, the sum of premiums paid equals or exceeds the required amount of the Guaranteed Initial Death Benefit Premium for that period, assuming there have been no loans or partial surrenders. If there have been any loans or partial surrenders, the Policy may lapse unless there is sufficient Surrender Value to cover the Monthly Deduction.

                    After the five-year period expires, and depending on the investment performance of the funding options, the Accumulation Value may be insufficient to keep this Policy in force, and payment of an additional premium may be necessary.


                    A lapse occurs, and all coverage under the policy automatically terminates, if a Monthly Deduction is greater than the Surrender Value and no payment to cover the Monthly Deduction is made within the Grace Period. LLANY will send the Owner a lapse notice at least 31 days before the Grace Period expires.


                    REINSTATEMENT OF A LAPSED POLICY


                    The Owner can apply for reinstatement at any time during the Insured's lifetime, prior to the Coverage Date, if the Policy was not surrendered for cash. To reinstate a Policy, LLANY will require satisfactory evidence of insurability and an amount sufficient to pay for the current Monthly Deduction plus two additional Monthly Deductions.


                    If the Policy is reinstated within five years of the Issue Date, all values including the Loan Account Value will be reinstated to the point they were on the date of lapse. However, the Guaranteed Initial Death Benefit Option will not be reinstated.


                    If the Policy is reinstated after five years following the Issue Date, it will be reinstated on the Monthly Anniversary Day following LLANY's approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less the Monthly Deduction due that day.



                    If the Accumulation Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.


POLICY LOANS

                    A Policy loan requires that a loan agreement be executed and that the Policy be assigned to LLANY. The loan may be for any amount up to 100% of the Surrender Value; however, LLANY may limit the amount of such loan so that total Policy indebtedness will not exceed 90% of an amount equal to the Accumulation Value less the Surrender Charge which would be imposed on a full surrender. The minimum loan amount is $500. The amount of a loan, together with subsequent accrued but not paid interest on the loan, becomes part of the Loan Account Value. If Policy values are held in more than one funding option, withdrawals from each funding option will be made in proportion to the assets in each funding option at the time of the loan for transfer to the Loan Account, unless LLANY is instructed otherwise in writing at the Administrative Office.


                    Interest on loans will accrue at an annual rate of 8%, and net loan interest (interest charged less interest credited as described below) is payable once a year in arrears on each anniversary of the loan, or earlier upon full surrender or other payment of proceeds of a Policy. Any interest not paid when due becomes part of the loan and the net interest will be withdrawn proportionately from the values in each funding option.


                    LLANY will credit interest on the Loan Account Value. During the first ten Policy Years, LLANY's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, LLANY's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan, less .25% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter.


                    Repayments on the loan will be allocated among the funding options according to current Net Premium Payment allocations. The Loan Account Value will be reduced by the amount of any loan repayment.

                    A Policy loan, whether or not repaid, will affect the proceeds payable upon the Insured's death and the Accumulation Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Accumulation Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less surrender charge, the Policy will terminate without value subject to the conditions in the Grace Period provision.


                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result. (See "Tax Matters--Policy Proceeds.")


SETTLEMENT OPTIONS


                    Proceeds in the form of Settlement Options are payable by LLANY at the Beneficiary's election upon the Insured's death, or while the Insured is alive upon election by the Owner of one of the Settlement Options.



                    A written request may be made to elect, change, or revoke a Settlement Option before payments begin under any Settlement Option. This request must be in form satisfactory to LLANY, and will take effect upon its receipt at the Administrative Office. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.


                    FIRST OPTION -- Payments for the lifetime of the payee.

                    SECOND OPTION -- Payments for the lifetime of the payee, guaranteed for 60, 120, 180, or 240 months;

                    THIRD OPTION -- Payment for a stated number of years, at least five but no more than thirty;


                    FOURTH OPTION -- Payment of interest annually on the sum left with LLANY at a rate of at least 3% per year, and upon the payee's death the amount on deposit will be paid.



                    ADDITIONAL OPTIONS -- Policy proceeds may also be settled under any other method of settlement offered by LLANY at the time the request is made.


OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only where the Insured is below the age of 80.

                    EFFECTIVE DATE OF COVERAGE

                    The effective date of this Policy will be the Issue Date, provided the initial premium has been paid while the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    SHORT-TERM RIGHT TO CANCEL THE POLICY


                    A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 10 days after LLANY mails or personally delivers a Notice of Withdrawal Right to the Owner, within 45 days after the application for the Policy is signed, or within 60 days if the Policy is issued as a replacement of another life insurance policy, whichever occurs latest. The Initial Premium Payment made when the Policy is issued will be held in the Fixed Account and not allocated to the Variable Account even if the Policy Owner may have so directed until three business days following the expiration of the Right-to-Examine Period. If the Policy is returned for cancellation in a timely fashion, the refund of premiums paid, without interest, will usually occur within seven days of notice of cancellation, although a refund of premiums paid by check may be delayed until the check clears.


                    POLICY OWNER

                    While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.


                    The Policy Owner may name a new Policy Owner while the Insured is living. Any such change in ownership must be in a written form satisfactory to LLANY and recorded at the Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted for endorsement before making a change.


                    If the Policy Owner is other than the Insured, names no contingent Policy Owner and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

                    BENEFICIARY

                    The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.


                    The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to LLANY and recorded at the Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by LLANY before it was recorded.


                    If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insured, the death proceeds shall be paid to the Policy Owner or the Policy Owner's executor(s), administrator(s) or assigns.

                    ASSIGNMENT


                    While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded at the Administrative Office. No assignment will affect any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. The assignment will be subject to any indebtedness owed to LLANY before it was recorded.

                    RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY


                    The Policy Owner may, within the first two Policy Years, exchange the Policy for a permanent life insurance policy then being offered by LLANY. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Issue Date. No evidence of insurability will be required.


                    The Policy Owner, the Insured and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, the Policy Owner will be required to make additional Premium Payments in order to effect the exchange. The new policy will have the same Issue Date and Issue Age as the original Policy. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.


                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed the Policy Owner, LLANY will pay the excess to the Policy Owner in cash. The exchange may be subject to federal income tax withholding.


                    INCONTESTABILITY


                    LLANY will not contest payment of the death proceeds based on the Initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Issue Date. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the death proceeds based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date.


                    MISSTATEMENT OF AGE OR SEX

                    If the age or sex of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit will be 1. multiplied by 2. and then the result added to 3. where:

                    1. is the Net Amount at Risk at the time of the Insured's
                       death;

                    2. is the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

                    3. is the Accumulation Value at the time of the Insured's
                       death.

                    SUICIDE


                    If the Insured dies by suicide, while sane or insane, within two years from the Issue Date, LLANY will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES


                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.


TAX MATTERS

                    POLICY PROCEEDS


                    Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. LLANY will monitor compliance with these tests. LLANY reserves the right to make changes in this Policy or to make distributions from the Policy to the extent it deems necessary, in its sole discretion, to continue to qualify this Policy as life insurance. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code.


                    Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled.

                    It may not be advantageous to replace existing insurance with Policies described in this Prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy.


                    The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. LLANY will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by
                    Section 7702A(c) of the Code.



                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Sub-Account of the Variable Account must meet certain tests. LLANY believes the Variable Account investments meet the applicable diversification standards.


                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, LLANY will take whatever steps are available to remain in compliance.



                    LLANY will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.


                    A total surrender or termination of the Policy by lapse may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.


                    TAXATION OF LLANY



                    LLANY is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from LLANY and its operations form a part of LLANY, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units.



                    LLANY does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, LLANY determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.



                    LLANY may also incur state and local taxes in addition to premium taxes in New York. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.


                    SECTION 848 CHARGES


                    The 5.0% premium load is assessed to cover state taxes, federal income tax liabilities and a portion of the sales expenses incurred by LLANY. This load includes 1.15% for the additional federal income tax burden under Section 848 of the Code relating to the tax treatment of deferred acquisition costs.


                    OTHER CONSIDERATIONS


                    The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on LLANY's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

OTHER MATTERS



                    DIRECTORS AND OFFICERS OF LLANY



                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 120 Madison Street, Suite 1700, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.



NAME, ADDRESS AND POSITION(S)
WITH REGISTRANT                     PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------------------------------------------------------------------
ROLAND C. BAKER                     President [1/95-present], First Penn-Pacific Life
DIRECTOR                            Insurance Co. Formerly: Chairman and CEO
1801 S. Meyers Road                 [7/88-1/95], Baker, Rakish, Shipley & Politzer, Inc.
Oakbrook Terrace, IL 60181

J. PATRICK BARRETT                  Chairman and Chief Executive Officer, CARPAT
DIRECTOR                            Investments
4605 Watergap
Manlius, NY 13104

DAVID N. BECKER                     Vice President and Chief Actuarial Officer, The
SECOND VICE PRESIDENT AND           Lincoln National Life Insurance Company.
APPOINTED ACTUARY
1300 South Clinton Street
Fort Wayne, IN 46802

THOMAS D. BELL, JR.                 President and Chief Executive Officer
DIRECTOR                            [4/95-present], Burson-Marstellar. Formerly: Vice
230 Park Avenue, South              Chairman [3/94-5/95], Gulfstream Aerospace Corp.;
New York, NY 10003                  Vice Chairman and Chief Executive Officer
                                    [6/89-3/94], Burson-Marstellar

JON A. BOSCIA                       President, Lincoln National Corp. [1/98-present],
DIRECTOR                            Formerly: President and Chief Executive Officer
1300 South Clinton Street           [10/96-1/98] and Chief Operating Officer
Fort Wayne, IN 46802                [5/94-10/96], The Lincoln National Life Insurance
                                    Co. Formerly: President [7/91-5/94] Lincoln
                                    Investment Management Inc.

KATHLEEN R. GORMAN                  Assistant Vice President, Lincoln Life & Annuity
ASSISTANT VICE PRESIDENT            Company of New York [9/96-present]; Director of
                                    Group Universal Life Operations, Mutual of New York
                                    [10/91-9/96]

JOHN H. GOTTA                       Senior Vice President and General Manager
SECOND VICE PRESIDENT               [1/98-present], The Lincoln National Life Insurance
900 Cottage Grove Rd.               Co. Formerly: Senior Vice President, Connecticut
Bloomfield, CT 06152                General Life Insurance Company [3/96-12/97]; Vice
                                    President, Connecticut Mutual Life Insurance Company
                                    [8/94-3/96]; Vice President, Connecticut General
                                    Life Insurance Company [3/93-8/94]

PHILIP L. HOLSTEIN                  President and Treasurer, Lincoln Life & Annuity
PRESIDENT AND DIRECTOR              Company of New York [7/96-Present] Formerly:
                                    President, [1/82-7/96] The Holstein Company, Inc.

NAME, ADDRESS AND POSITION(S)
WITH REGISTRANT                     PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------------------------------------------------------------------
HARRY L. KAVETAS                    Executive Vice President and Chief Financial Officer
DIRECTOR                            [2/94-present], Eastman Kodak Company. Formerly:
343 State Street                    Vice President [9/61-12/93], IBM Corporation
Rochester, NY 14650-0235

BARBARA S. KOWALCZYK                Senior Vice President, Corporation Planning
DIRECTOR                            [5/94-present], Lincoln National Corp.; Formerly:
200 East Berry Street               Senior Vice President [7/92-5/94], Lincoln
Fort Wayne, Ind. 46802              Investment Management Co.

MARGEURITE L. LACHMAN               Managing Director, Schroder Real Estate Associates
DIRECTOR
437 Madison Avenue, 18th Floor
New York, NY 10022

LOUIS G. MARCOCCIA                  Senior Vice President, Business, Finance and
DIRECTOR                            Administrative Services, Syracuse University
Skytop Office Building
Skytop Road
Syracuse, NY 13244-5300

TROY D. PANNING                     Second Vice President and Chief Financial Officer
SECOND VICE PRESIDENT AND           [11/96-present], Lincoln Life & Annuity Company of
CHIEF FINANCIAL OFFICER             New York Formerly: Accountant [9/90-11/96], Ernst &
                                    Young LLP

JOHN M. PIETRUSKI                   Chairman of Board,
DIRECTOR                            Texas Biotechnology Corp.
One Penn Plaza
Suite 3408
New York, NY 10119

LAWRENCE T. ROWLAND                 President [97-present] Lincoln Reinsurance,
DIRECTOR                            Formerly: Senior Vice President (96), Vice President
One Reinsurance Place               [94-95] Lincoln Reinsurance.
1700 Magnavox Way
Fort Wayne, IN 46804

GABRIEL L. SHAHEEN                  President, Chief Executive Officer and Director
DIRECTOR                            [1/98-present], The Lincoln National Life Insurance
1300 South Clinton Street           Co. Formerly: Managing Director, Lincoln National
Fort Wayne, IN 46802                (UK) PLC [12/96-1/98]; President, Lincoln National
                                    Reassurance Company [7/95-12/96]; Senior Vice
                                    President, Lincoln National Life Reinsurance Company
                                    [1/93-7/95]

ROBERT O. SHEPPARD, ESQ.            Assistant Vice President, Lincoln Life & Annuity
ASSISTANT VICE PRESIDENT            Company of New York [7/97-present]; Second Vice
                                    President, Unity Mutual Life Insurance Company
                                    [2/86-7/97]

RICHARD C. VAUGHAN                  Executive Vice President and Chief Financial Officer
DIRECTOR                            [1/95-present] Formerly: Senior Vice President
200 East Berry Street               [5/92-1/95], Lincoln National Corp.
Fort Wayne, IN 46802

NAME, ADDRESS AND POSITION(S)
WITH REGISTRANT                     PRINCIPAL OCCUPATIONS LAST FIVE YEARS
----------------------------------------------------------------------------------------
C. SUZANNE WOMACK                   Secretary, Lincoln Life & Annuity Company of New
SECRETARY                           York [7/96-present]; Second Vice President and
200 East Berry Street               Secretary, Lincoln National Corporation
Fort Wayne, IN 46802                [5/97-present]; Second Vice President and Secretary,
                                    The Lincoln National Life Insurance Company
                                    [5/97-present]; Secretary, Lincoln Financial
                                    Advisors Corporation [6/87-present].


                    PRINCIPAL UNDERWRITER


                    LLANY intends to offer the Policies in New York. Lincoln Financial Advisors Corporation ("LFA"), the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The principal business address of Lincoln Financial Advisors Corporation is 3811 Illinois Road, Suite 205, Fort Wayne, IN 46804-1202.



                    The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for LLANY, are also registered representatives of The Lincoln National Life Insurance Company. Gross first year commissions paid by LLANY, including expense reimbursement allowances, on the sale of these Policies are not more than 95% of Premium Payments. Gross renewal commissions paid by LLANY will not exceed 10% of Premium Payments. The local agency receives additional compensation on the first year required premium and all additional premiums, plus a small percentage of Accumulation Values. In some situations, the local agency may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from LLANY's resources, which include certain charges made under the Policy.


                    CHANGES OF INVESTMENT POLICY


                    LLANY may materially change the investment policy of the Variable Account. LLANY must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the New York State Insurance Department which shall disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders LLANY operations hazardous to the public. If a Policy Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy then offered by LLANY on the life of the Insured. The Policy Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.


                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.


                    OTHER CONTRACTS ISSUED BY LLANY



                    LLANY does presently and will, from time to time, offer other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of LLANY.

                    STATE REGULATION


                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.



                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of LLANY.


                    REPORTS TO POLICY OWNERS


                    LLANY maintains Policy records and will mail to each Policy Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each Sub-Account of the Variable Account, and any Loan Account Value.


                    Policy Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.


                    In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, changes in future premium allocation, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination, and any information required by the New York Superintendent of Insurance.


                    ADVERTISING


                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.



YEAR 2000 ISSUES



                    LLANY, as part of its year 2000 updating process and in conjunction with its parent company, The Lincoln National Life Insurance Company ("Lincoln Life"), is responsible for the updating of the Variable Account related computer systems. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Year 2000 issue affects virtually all companies and organizations.



                    An affiliate of LLANY, Delaware Service Company (Delaware), provides substantially all of the necessary accounting and valuation services for the Variable Account. Delaware, for its part, is responsible for updating all of its computer systems, including those which service the Variable Account, to accommodate the year 2000. LLANY, Lincoln Life, and Delaware (the Companies) have begun formal discussions with each other to assess the requirements for their respective systems to interface properly in order to facilitate the accurate and orderly operation of the Variable Account beginning in the year 2000.



                    The Year 2000 issue is pervasive and complex and affects virtually every aspect of the businesses of the Companies. The computer systems of the Companies and their interfaces with the computer systems of vendors, suppliers, customers and their interfaces with the computer systems of vendors, suppliers, customers and other business partners are particularly vulnerable. The inability to properly recognize date-sensitive electronic information and to transfer data between systems could cause errors or even complete failure of systems, which would result in a temporary inability to process transactions correctly and engage in normal business activities for the Variable Account. The Companies respectively are redirecting significant portions of their internal information technology efforts and are contracting, as needed, with outside consultants to help update their systems to accomodate the year 2000. Also, in addition to the discussions with each other noted above, the Companies have respectively initiated formal discussions with other critical parties that interface with their systems to gain an understanding of the progress by those parties in addressing Year 2000 issues. While the Companies are making substantial efforts to address their own systems and the systems with which they interface, it is not possible to provide assurance that operational problems will not occur.



                    The Companies presently believe that, assuming the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 issue will not pose significant operations problems for their respective computer systems. In addition, the Companies are incorporating potential issues surrounding year 2000 into their contingency planning process, in the event that, despite these substantial efforts, there are unresolved Year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 issue could have a material adverse impact on the operation of the businesses of the Companies.



                    The cost of addressing Year 2000 issues and the timeliness of completion will be closely monitored by management of the Companies. Nevertheless, there can be no guarantee by LLANY, Lincoln Life, or Delaware that estimated costs will be achieved, and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.



EXPERTS



                    The statutory-basis financial statements and schedules of LLANY as of December 31, 1997 and 1996, and for the year ended December 31, 1997 and the period from June 6, 1996 (date of incorporation) to December 31, 1996, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which also appears elsewhere in this document and in the registration statement. The financial statements and schedules audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.



                    Actuarial matters included in this prospectus have been examined by Michael J. Roscoe, FSA, as stated in the opinion filed as an exhibit to the registration statement.



                    Legal matters in connection with the Policies described herein are being passed upon by Robert O. Sheppard, Esquire, as stated in the opinion filed as an exhibit to the registration statement.



REGISTRATION STATEMENT



                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.



FINANCIAL STATEMENTS



                    On the following pages appear the audited statutory-basis financial statements and schedules of LLANY as of and for the periods ended December 31, 1997 and 1996. Also, the unaudited statutory-basis financial statements of LLANY as of and for the three months ended March 31, 1998 are included.

                    Financial Statements -- Statutory Basis
                        and Other Financial Information

                             LINCOLN LIFE & ANNUITY
                              COMPANY OF NEW YORK

              YEAR ENDED DECEMBER 31, 1997 AND PERIOD FROM JUNE 6,
               1996 (DATE OF INCORPORATION) TO DECEMBER 31, 1996
                      WITH REPORT OF INDEPENDENT AUDITORS

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

FINANCIAL STATEMENTS -- STATUTORY BASIS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 1997 AND PERIOD FROM JUNE 6, 1996
(DATE OF INCORPORATION) TO DECEMBER 31, 1996

                                    CONTENTS

Report of Independent Auditors........................................................................         39

AUDITED FINANCIAL STATEMENTS

Balance Sheets -- Statutory Basis.....................................................................         40

Statements of Operations -- Statutory Basis...........................................................         41

Statements of Changes in Capital and Surplus -- Statutory Basis.......................................         42

Statements of Cash Flows -- Statutory Basis...........................................................         43

Notes to Financial Statements -- Statutory Basis......................................................         44

OTHER FINANCIAL INFORMATION

Report of Independent Auditors on Other Financial Information.........................................         54

Supplemental Schedule of Selected Financial Data -- Statutory Basis...................................         55

Note to Supplemental Schedule of Selected Financial Data -- Statutory Basis...........................         56

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Lincoln Life & Annuity Company of New York

We have audited the accompanying statutory-basis balance sheets of Lincoln Life & Annuity Company of New York (an indirect wholly owned subsidiary of Lincoln National Corporation) as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the year ended December 31, 1997 and for the period from June 6, 1996 (date of incorporation) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1997 and 1996, or the results of its operations or its cash flows for the year ended December 31, 1997 and for the period from June 6, 1996 (date of incorporation) to December 31, 1996.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and for the period from June 6, 1996 (date of incorporation) to December 31, 1996, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

                                       [LOGO]

March 12, 1998

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS -- STATUTORY BASIS

                                                                                DECEMBER 31
                                                                                1997           1996
                                                                                -------------  ------------
ADMITTED ASSETS
CASH AND INVESTED ASSETS:
Bonds                                                                           $ 593,431,718  $604,353,271
------------------------------------------------------------------------------
Policy loans                                                                       39,054,927    40,609,076
------------------------------------------------------------------------------
Cash and short-term investments                                                   163,773,594    19,335,007
------------------------------------------------------------------------------
Receivable for securities                                                              34,804            --
------------------------------------------------------------------------------  -------------  ------------
Total cash and invested assets                                                    796,295,043   664,297,354
------------------------------------------------------------------------------
Accrued investment income                                                          10,706,003     9,022,375
------------------------------------------------------------------------------
Data processing equipment                                                             248,782       103,557
------------------------------------------------------------------------------
Other admitted assets                                                                  86,946            --
------------------------------------------------------------------------------
Separate account assets                                                           164,721,012            --
------------------------------------------------------------------------------  -------------  ------------
Total admitted assets                                                           $ 972,057,786  $673,423,286
------------------------------------------------------------------------------  -------------  ------------
                                                                                -------------  ------------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Policyholders' funds                                                            $ 587,465,491  $601,117,439
------------------------------------------------------------------------------
Future policy benefits and claims                                                   1,214,524            --
------------------------------------------------------------------------------
Other liabilities                                                                   6,784,652    16,351,624
------------------------------------------------------------------------------
Federal income taxes (recoverable)                                                   (342,378)    1,445,538
------------------------------------------------------------------------------
Asset valuation reserve                                                             2,350,411     1,128,548
------------------------------------------------------------------------------
Interest maintenance reserve                                                        2,594,552     3,204,140
------------------------------------------------------------------------------
Net transfers due from separate accounts                                           (5,582,705)           --
------------------------------------------------------------------------------
Separate account liabilities                                                      164,721,012            --
------------------------------------------------------------------------------  -------------  ------------
Total liabilities                                                                 759,205,559   623,247,289
------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned by The Lincoln
  National Life Insurance Company)                                                  2,000,000     2,000,000
------------------------------------------------------------------------------
Paid-in surplus                                                                   227,407,481    69,000,000
------------------------------------------------------------------------------
Unassigned surplus -- deficit                                                     (16,555,254)  (20,824,003)
------------------------------------------------------------------------------  -------------  ------------
Total capital and surplus                                                         212,852,227    50,175,997
------------------------------------------------------------------------------  -------------  ------------
Total liabilities and capital and surplus                                       $ 972,057,786  $673,423,286
------------------------------------------------------------------------------  -------------  ------------
                                                                                -------------  ------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                                                              PERIOD FROM
                                                                                              JUNE 6, 1996
                                                                                 YEAR ENDED   TO
                                                                               DECEMBER 31,   DECEMBER 31,
                                                                                       1997   1996
                                                                               -------------  ------------
REVENUES:
Premiums and deposits                                                           $184,112,330  $631,355,849
-----------------------------------------------------------------------------
Net investment income                                                            43,953,796     10,769,172
-----------------------------------------------------------------------------
Surrender charges                                                                 1,334,705        310,991
-----------------------------------------------------------------------------
Amortization of the interest maintenance reserve                                    370,129        205,255
-----------------------------------------------------------------------------
Other revenues                                                                      183,048         18,347
-----------------------------------------------------------------------------  -------------  ------------
Total revenues                                                                  229,954,008    642,659,614
-----------------------------------------------------------------------------
BENEFITS AND EXPENSES:
Benefits paid or provided to policyholders                                       72,475,389    640,912,693
-----------------------------------------------------------------------------
Commissions                                                                       2,459,308     18,931,151
-----------------------------------------------------------------------------
General expenses                                                                  7,272,936      1,754,158
-----------------------------------------------------------------------------
Insurance taxes, licenses and fees                                                  739,989         47,046
-----------------------------------------------------------------------------
Net transfers to separate accounts                                              139,478,473             --
-----------------------------------------------------------------------------  -------------  ------------
Total benefits and expenses                                                     222,426,095    661,645,048
-----------------------------------------------------------------------------  -------------  ------------
Gain (loss) from operations before federal income taxes and net realized
capital losses                                                                    7,527,913    (18,985,434)
-----------------------------------------------------------------------------
Federal income taxes (benefit)                                                    1,942,625       (391,144)
-----------------------------------------------------------------------------  -------------  ------------
Gain (loss) from operations before net realized capital losses                    5,585,288    (18,594,290)
-----------------------------------------------------------------------------
Net realized capital losses                                                         (73,398)          (855)
-----------------------------------------------------------------------------  -------------  ------------
Net income (loss)                                                               $ 5,511,890   $(18,595,145)
-----------------------------------------------------------------------------  -------------  ------------
                                                                               -------------  ------------

See accompanying notes.                                                       41

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                                UNASSIGNED
                                                     COMMON      PAID-IN        SURPLUS --    TOTAL CAPITAL
                                                     STOCK       SURPLUS        DEFICIT       AND SURPLUS
                                                     ----------  -------------  ------------  -------------
Balances at June 6, 1996                             $       --  $          --  $         --  $          --
---------------------------------------------------

ADD (DEDUCT):
Capital paid-in                                       2,000,000             --            --      2,000,000
---------------------------------------------------
Surplus paid-in                                              --     69,000,000            --     69,000,000
---------------------------------------------------
Net loss                                                     --             --   (18,595,145)   (18,595,145)
---------------------------------------------------
Increase in nonadmitted assets                               --             --    (1,100,310)    (1,100,310)
---------------------------------------------------
Increase in asset valuation reserve                          --             --    (1,128,548)    (1,128,548)
---------------------------------------------------  ----------  -------------  ------------  -------------
Balances at December 31, 1996                         2,000,000     69,000,000   (20,824,003)    50,175,997
---------------------------------------------------

ADD (DEDUCT):
Surplus paid-in                                              --    158,407,481            --    158,407,481
---------------------------------------------------
Net income                                                   --             --     5,511,890      5,511,890
---------------------------------------------------
Increase in nonadmitted assets                               --             --       (21,278)       (21,278)
---------------------------------------------------
Increase in asset valuation reserve                          --             --    (1,221,863)    (1,221,863)
                                                     ----------  -------------  ------------  -------------
Balances at December 31, 1997                        $2,000,000  $ 227,407,481  $(16,555,254) $ 212,852,227
---------------------------------------------------  ----------  -------------  ------------  -------------
                                                     ----------  -------------  ------------  -------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                                                              PERIOD FROM
                                                                                             JUNE 6, 1996
                                                                              YEAR ENDED               TO
                                                                              DECEMBER 31,   DECEMBER 31,
                                                                              1997                   1996
                                                                              -------------  -------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received                   $ 184,112,330   $631,355,849
----------------------------------------------------------------------------
Investment income received                                                       43,781,378     1,837,439
----------------------------------------------------------------------------
Benefits paid                                                                   (85,008,691)  (23,169,165)
----------------------------------------------------------------------------
Insurance expenses paid                                                        (154,355,904)  (20,919,059)
----------------------------------------------------------------------------
Federal income taxes paid                                                        (1,893,859)           --
----------------------------------------------------------------------------
Other income received and expenses paid, net                                      1,613,631       329,338
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) operating activities                             (11,751,115)  589,434,402
----------------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                      272,961,178   366,021,652
----------------------------------------------------------------------------
Purchase of investments                                                        (265,700,363) (965,220,343)
----------------------------------------------------------------------------
Net decrease (increase) in policy loans                                           1,554,149   (40,609,076)
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) investing activities                               8,814,964  (639,807,767)
----------------------------------------------------------------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
Capital and surplus paid-in                                                     158,407,481    71,000,000
----------------------------------------------------------------------------
Other                                                                           (11,032,743)   (1,291,628)
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by financing activities                                       147,374,738    69,708,372
----------------------------------------------------------------------------  -------------  -------------
Increase in cash and short-term investments                                     144,438,587    19,335,007
----------------------------------------------------------------------------
Total cash and short-term investments at beginning of year                       19,335,007            --
----------------------------------------------------------------------------  -------------  -------------
Total cash and short-term investments at end of year                          $ 163,773,594   $19,335,007
----------------------------------------------------------------------------  -------------  -------------
                                                                              -------------  -------------

See accompanying notes.                                                       43

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION
    Lincoln Life & Annuity Company of New York (the "Company") is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). The Company was organized under the laws of the state of New York on June 6, 1996 as a life insurance company.
    The Company received approval from the New York Insurance Department (the "Department") to operate as a licensed insurance company in the state of New York on September 27, 1996. The Company's operations consist of group 403(b) tax-qualified annuity business acquired from UNUM Corporation affiliates on October 1, 1996. The purchase was completed in the form of an indemnity reinsurance transaction with an initial ceding commission of $15,600,000 which the Department required the Company to record as an expense in the 1996 statement of operations. Upon novation, the indemnity reinsurance agreements for general accounts were replaced with assumption reinsurance agreements and the acquired separate accounts were recorded via assumption reinsurance agreements. The group tax-qualified annuities are sold to not-for-profit organizations throughout the State of New York by independent brokers. The Company also sells single premium immediate annuity contracts to 403(b) contractholders who desire annuitization.

    USE OF ESTIMATES
    Preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

    BASIS OF PRESENTATION
    The accompanying statutory-basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1998, will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Department. At this time, it is unclear whether the State of New York will adopt Codification. However, based on the current draft of the proposed accounting practices, management believes that the impact of codification will not be material to the Company's statutory-basis financial statements.
    Existing statutory accounting practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at amortized cost or market value based on their NAIC rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for deferred income taxes.
    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of bonds attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the "interest maintenance reserve" in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) interest maintenance reserve. The "asset valuation reserve" is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally start-up and organizational costs and furniture and equipment, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS
    Premiums and deposits are reported as premiums and deposits revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    REINSURANCE
    Commissions on business assumed are reported as an expense; whereas, under GAAP the reinsurance transaction would be treated as a purchase of a business and the ceding commission would represent the purchase price which would be allocated to the assets and liabilities acquired at their respective fair values. The excess of liabilities over assets acquired would be treated as goodwill.

    POSTRETIREMENT BENEFITS
    For purposes of calculating the Company's postretirement benefit obligation, only vested employees and current retirees are included in the actuarial benefit valuation. Under GAAP, active employees not currently eligible would also be included.

    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    A reconciliation of the Company's capital and surplus and net income (loss) determined in accordance with statutory accounting practices with amounts determined in accordance with GAAP is as follows:

                                              CAPITAL AND SURPLUS            NET INCOME (LOSS)
                                              --------------------------------------------------------
                                                                                         PERIOD FROM
                                                                           YEAR ENDED    JUNE 6, 1996
                                                  DECEMBER 31,             DECEMBER 31,  TO DECEMBER
                                              1997           1996          1997          31, 1996
                                              --------------------------------------------------------
Amounts as reported on a statutory basis      $ 212,852,227  $ 50,175,997  $  5,511,890   $(18,595,145)
--------------------------------------------
Add (deduct):
  Net unrealized gain on bonds                   14,327,159       215,899            --            --
   -----------------------------------------
  Interest maintenance reserve                    2,594,552     3,204,140      (370,129)    3,204,140
   -----------------------------------------
  Net realized loss on investments                       --            --      (239,459)           --
   -----------------------------------------
  Asset valuation reserve                         2,350,411     1,128,548            --            --
   -----------------------------------------
  Difference between GAAP and
    statutory-basis policyholders' funds        (19,203,409)  (15,536,418)   (3,666,991)  (15,536,418)
   -----------------------------------------
  Present value of future profits and
    deferred acquisition costs                   37,605,108    37,081,156       523,952    37,081,156
   -----------------------------------------
  Deferred federal income taxes                  (5,558,937)   (1,290,978)      670,981    (1,215,413)
   -----------------------------------------
  Nonadmitted assets                              1,121,588     1,100,310            --            --
--------------------------------------------  -------------  ------------  ------------  -------------
Amounts on a GAAP basis                       $ 246,088,699  $ 76,078,654  $  2,430,244   $ 4,938,320
--------------------------------------------  -------------  ------------  ------------  -------------
                                              -------------  ------------  ------------  -------------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Other significant accounting practices are as follows:

    INVESTMENTS
    The discount or premium on bonds is amortized using the interest method. For mortgage-backed bonds, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values. Policy loans are reported at unpaid balances.

    Realized capital gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds are credited or charged directly in unassigned surplus.

    DATA PROCESSING EQUIPMENT
    Data processing equipment is reported at cost, less accumulated depreciation. Data processing equipment is depreciated on a straight-line basis over the useful life of the asset.

    PREMIUMS
    Premiums for group tax-qualified annuity business are recognized as revenue when deposited. Individual annuity premiums are recognized as revenue when due.

    BENEFITS
    Annuity benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department.

    The tabular interest, tabular less actual reserve released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to policyholders' funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges, and do not differ materially from reserve practices prescribed by the Department.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the exclusive benefit of variable annuity contractholders and for which the contractholders, and not the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist of mutual funds. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of operations.

    VULNERABILITY FROM CONCENTRATIONS
    The Company is licensed to conduct life insurance business in the state of New York. Currently, its products are sold through independent brokers in the group 403(b) marketplace, primarily to higher-education institutions and non-profit healthcare organizations.

    RECLASSIFICATIONS
    Certain prior year amounts have been reclassified to conform to the current year presentation.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS

    The major categories of net investment income are as follows:

                                                                                      PERIOD FROM
                                                                         YEAR ENDED   JUNE 6, 1996
                                                                         DECEMBER     TO DECEMBER
                                                                         31, 1997     31, 1996
                                                                         --------------------------
Income:
  Bonds                                                                  $42,237,959   $ 9,427,203
   --------------------------------------------------------------------
  Policy loans                                                             1,990,613       439,305
   --------------------------------------------------------------------
  Cash and short-term investments                                            315,328     1,024,525
   --------------------------------------------------------------------  -----------  -------------
Total investment income                                                   44,543,900    10,891,033
-----------------------------------------------------------------------
  Investment expenses                                                        590,104       121,861
   --------------------------------------------------------------------  -----------  -------------
  Net investment income                                                  $43,953,796   $10,769,172
   --------------------------------------------------------------------  -----------  -------------
                                                                         -----------  -------------

    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                         COST OR        GROSS        GROSS
                                         AMORTIZED      UNREALIZED   UNREALIZED   FAIR
                                         COST           GAINS        LOSSES       VALUE
                                         ------------------------------------------------------
At December 31, 1997:
  Corporate                              $ 445,296,161  $12,163,765  $(1,677,849) $ 455,782,077
   ------------------------------------
  U.S. government                           12,326,095      191,925           --     12,518,020
   ------------------------------------
  Foreign government                        17,131,754      636,803     (426,360)    17,342,197
   ------------------------------------
  Mortgage-backed                          115,611,907    3,369,970       (3,564)   118,978,313
   ------------------------------------
  State and municipal                        3,065,801       72,469           --      3,138,270
   ------------------------------------  -------------  -----------  -----------  -------------
                                         $ 593,431,718  $16,434,932  $(2,107,773) $ 607,758,877
                                         -------------  -----------  -----------  -------------
                                         -------------  -----------  -----------  -------------

                                           COST OR       GROSS        GROSS
                                           AMORTIZED     UNREALIZED   UNREALIZED   FAIR
                                           COST          GAINS        LOSSES       VALUE
                                           ----------------------------------------------------
At December 31, 1996:
  Corporate                                $374,672,586  $ 1,065,584  $(2,174,439) $373,563,731
   --------------------------------------
  U.S. government                            66,997,162      582,337           --    67,579,499
   --------------------------------------
  Foreign government                          4,992,530       56,125           --     5,048,655
   --------------------------------------
  Mortgage-backed                           157,690,993      762,919      (76,627)  158,377,285
   --------------------------------------  ------------  -----------  -----------  ------------
                                           $604,353,271  $ 2,466,965  $(2,251,066) $604,569,170
                                           ------------  -----------  -----------  ------------
                                           ------------  -----------  -----------  ------------

    Fair value for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS (CONTINUED)
    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1997, by contractual maturity, is as follows:

                                                                        COST OR
                                                                        AMORTIZED      FAIR
                                                                        COST           VALUE
                                                                        ----------------------------
Maturity:
  In 1999-2002                                                          $ 159,878,049  $ 161,394,220
   -------------------------------------------------------------------
  In 2003-2007                                                            224,195,608    229,089,814
   -------------------------------------------------------------------
  After 2007                                                               93,746,154     98,296,530
   -------------------------------------------------------------------
  Mortgage-backed securities                                              115,611,907    118,978,313
   -------------------------------------------------------------------  -------------  -------------
Total                                                                   $ 593,431,718  $ 607,758,877
----------------------------------------------------------------------  -------------  -------------
                                                                        -------------  -------------

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Proceeds from sales of investments in bonds were $274,742,319 and $365,646,000 in 1997 and 1996, respectively. Gross gains of $1,533,793 and $4,871,624 and gross losses of $1,922,165 and $2,443 during 1997 and 1996, respectively, were realized on those sales. Net gains (losses) of $(26) and $376,041 were realized on sales of short-term investments in 1997 and 1996, respectively.

    Realized capital gains and losses are reported net of federal income taxes of $55,541 and $1,836,682 in 1997 and 1996, respectively, and amounts transferred to the interest maintenance reserve of $239,459 and $3,409,395 in 1997 and 1996, respectively.

    At December 31, 1997, investments in bonds with an admitted asset value of $500,177 were on deposit with the Department to satisfy regulatory requirements.

    At December 31, 1997, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

3.  FEDERAL INCOME TAXES

    The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to differences in ceding commissions for tax return and financial statement purposes.

4.  ANNUITY RESERVES

    At December 31, 1997, the Company's future policy benefits and claims and policyholders' funds, including separate accounts, that are subject to discretionary withdrawal with

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

4.  ANNUITY RESERVES (CONTINUED)
    adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                               AMOUNT         PERCENT
                                                                               --------------------------
Subject to discretionary withdrawal with adjustment:
  At book value, less surrender charge                                         $ 263,779,308        35.2%
   --------------------------------------------------------------------------
  At market value                                                                159,132,918        21.3
   --------------------------------------------------------------------------  -------------       -----
                                                                                 422,912,226        56.5
Subject to discretionary withdrawal without adjustment at book value with
minimal or no charge or adjustment                                               323,686,183        43.3
-----------------------------------------------------------------------------
Not subject to discretionary withdrawal                                            1,214,524         0.2
-----------------------------------------------------------------------------  -------------       -----
Total future policy benefits and claims and policyholders' funds               $ 747,812,933       100.0%
-----------------------------------------------------------------------------  -------------       -----
                                                                               -------------       -----

5.  CAPITAL AND SURPLUS

    The Company was initially capitalized on August 12, 1996 with a capital contribution from Lincoln Life in the amount of $2,000,000. Additional paid-in surplus from Lincoln Life of $169,000,000 and $158,407,481 was received in September 1996 and December 1997, respectively.

    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors. At December 31, 1997, the Company exceeds the RBC requirements.

    The payment of dividends by the Company requires 30 day advance notice to the Department.

6.  EMPLOYEE BENEFIT PLANS
    The Company participates in various employee benefit plans sponsored by LNC.

    PENSION PLANS
    LNC maintains funded defined benefit pension plans for most of its employees. The benefits for employees are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. The plans are funded by contributions to tax-exempt trusts. The Company's funding policy is consistent with the funding requirements of Federal laws and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Plan assets consist principally of listed equity securities, corporate obligations and government bonds.

    LNC also administers an unfunded, non-qualified, defined benefit salary continuation plan that provides certain officers of the Company defined pension benefits based on years of service and final monthly salary upon death or retirement.

    401(K) PLAN
    LNC and the Company sponsor contributory defined contribution plans for eligible employees and agents. The Company's contributions to the plans are equal to each participant's pretax contribution, not to exceed 6% of base pay, multiplied by a percentage ranging from 25% to 150%, which varies according to certain incentive criteria as determined by LNC's Board of Directors.

    POSTRETIREMENT MEDICAL AND LIFE INSURANCE BENEFIT PLANS
    LNC sponsors unfunded defined benefit plans that provide postretirement medical and life insurance benefits to full-time employees and agents who, depending on the plan, have worked for the Company 10 to 15 years and attained age 55 to 60. Medical benefits are also available to spouses and other dependents of employees and agents. For medical benefits, limited contributions are required from individuals retired prior to November 1, 1988; contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. The life insurance benefits are noncontributory, although participants can elect supplemental contributory benefits.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

7.  RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

    LEASES
    The Company leases office space and equipment under lease agreements that expire at various intervals over the next six years and are subject to renewal options at market rates prevailing at the time of renewal. Rental expense for all operating leases was $155,664 and $32,252 for 1997 and 1996, respectively. Future minimum rental commitments are as follows:

1998                                $  190,224
----------------------------------
1999                                   195,081
----------------------------------
2000                                   195,081
----------------------------------
2001                                   189,494
----------------------------------
2002                                   161,563
----------------------------------
Thereafter                             134,637
----------------------------------  ----------
                                    $1,066,080
                                    ----------
                                    ----------

    OTHER CONTINGENCY MATTERS
    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position or results of operations of the Company.
8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values and, accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of the Company's financial instruments.

    BONDS
    Fair values of bonds are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments.

    POLICY LOANS
    The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

    CASH AND SHORT-TERM INVESTMENTS
    The carrying value of cash and short-term investments approximates fair value.

    POLICYHOLDER FUNDS
    The fair values of policyholder funds are based on their approximate surrender values.

    The carrying values and estimated fair values of the Company's financial instruments as of December 31, 1997 are as follows:

ASSETS         CARRYING
(LIABILITIES)  VALUE          FAIR VALUE
-------------------------------------------
Bonds          $ 593,431,718  $ 607,258,877
-------------
Policy loans      39,054,927     39,054,927
-------------
Cash and
short-term
investments      163,773,594    163,773,594
-------------
Policyholders'
funds           (587,465,491)  (587,465,491)
-------------

9.  TRANSACTIONS WITH AFFILIATES

    The Company has entered into agreements with Lincoln Life to receive processing and other corporate services. Fees paid to Lincoln Life for such services were $3,454,014 and $931,000 for 1997 and 1996, respectively. The Company has also entered into an agreement with Lincoln Life to provide 403(b) processing services primarily related to banking and cash management. Fees received from Lincoln Life for such services were $578,003 and $229,000 for 1997 and 1996, respectively.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

9.  TRANSACTIONS WITH AFFILIATES (CONTINUED)
    The Company has an investment management agreement with an affiliate, Lincoln Investment Management, Inc., for investment advisory and asset management services. Fees paid for such investment services were $558,011 and $122,000 for 1997 and 1996, respectively.

10. SEPARATE ACCOUNTS

    Separate account premiums, deposits and other considerations amounted to $167,895,749 in 1997. Reserves for separate accounts with assets at fair value were $159,132,918 at December 31, 1997. All reserves are subject to discretionary withdrawal at market value. All of the Company's separate accounts are nonguaranteed.

    A reconciliation of transfers to (from) separate accounts for the year ended December 31, 1997 is as follows:

Transfers as reported in the Summary of Operations of various Separate Accounts:
   -------------------------------------------------------------------------------------
  Transfers to separate accounts                                                          $167,895,749
   -------------------------------------------------------------------------------------
  Transfers from separate accounts                                                         (28,417,276)
   -------------------------------------------------------------------------------------  ------------
Net transfer to separate accounts as reported in the Company's NAIC Annual Statement      $139,478,473
----------------------------------------------------------------------------------------  ------------
                                                                                          ------------

11. SUBSEQUENT EVENT

    Additional surplus contributed by Lincoln Life on December 29, 1997 was used to finance an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business of CIGNA Corporation. The Company paid $149,621,452 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement. Operating results generated by this block of business after the closing date will be included in the Company's financial statements from the closing date. At the time of closing, this block of business had statutory liabilities of $779,551,235 that became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. During 1997, this block produced premiums, fees and deposits of $157,650,000 and earnings of $9,285,600 on a statutory basis of accounting. The Company expects to pay $1,000,000 to cover expenses associated with the reinsurance agreement.

12. IMPACT OF YEAR 2000 (UNAUDITED)

    The Year 2000 Issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The inability to properly recognize date sensitive electronic information and transfer data between systems could cause errors or even a complete systems failure which would result in a temporary inability to process transactions correctly and engage in normal business activities. The Company shares information systems with Lincoln Life, and Lincoln Life is redirecting a large portion of its internal information technology efforts and contracting with outside consultants to update its systems to accommodate the year 2000. Also, Lincoln Life and the Company have initiated formal communications with critical parties that interface with the Company's systems to gain an understanding of their progress in addressing Year 2000 Issues. While the Company is making every effort to address its own systems and the systems with which it interfaces, it is not possible to provide assurance that operational problems will not occur. The Company presently believes that with the modification of existing

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

12. IMPACT OF YEAR 2000 (UNAUDITED) (CONTINUED) computer systems, updates by vendors and conversion to new software and hardware, the Year 2000 Issue will not pose significant operational problems for its computer systems. In addition, the Company is developing contingency plans in the event that, despite its best efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the Year 2000 Issue could have a material adverse impact on the operation of the Company's business.

    During 1997 and 1996, expenditures to address this issue were not material to the Company's financial statements. In addition, the Company's financial plans for 1998 through 2000 include immaterial amounts relative to this issue. The cost of addressing Year 2000 Issues and the timeliness of completion will be closely monitored by management and are based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Nevertheless, there can be no guarantee that these estimated costs will be achieved and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties.

                          OTHER FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS ON
OTHER FINANCIAL INFORMATION

Board of Directors
Lincoln Life & Annuity Company of New York

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The accompanying supplemental schedule of selected statutory basis financial data is presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and is not a required part of the statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the statutory-basis financial statements taken as a whole.

                                              [LOGO]

March 12, 1998

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA -- STATUTORY BASIS

DECEMBER 31, 1997

Investment income earned:
  Government bonds                                                                               $ 10,210,129
-----------------------------------------------------------------------------------------------
  Other bonds (unaffiliated)                                                                       32,025,370
-----------------------------------------------------------------------------------------------
  Policy loans                                                                                      1,990,613
-----------------------------------------------------------------------------------------------
  Cash on hand and on deposit                                                                          15,706
-----------------------------------------------------------------------------------------------
  Short-term investments                                                                              299,622
-----------------------------------------------------------------------------------------------
  Aggregate write-ins for investment income                                                             2,460
-----------------------------------------------------------------------------------------------  ------------
Gross investment income                                                                          $ 44,543,900
-----------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------
Bonds and short-term investments by class and maturity:
  Bonds by maturity (statement value):
    Due within one year or less                                                                  $157,373,927
-----------------------------------------------------------------------------------------------
    Over 1 year through 5 years                                                                   206,718,997
-----------------------------------------------------------------------------------------------
    Over 5 years through 10 years                                                                 252,342,252
-----------------------------------------------------------------------------------------------
    Over 10 years through 20 years                                                                 69,249,669
-----------------------------------------------------------------------------------------------
    Over 20 years                                                                                  53,525,556
-----------------------------------------------------------------------------------------------  ------------
  Total by maturity                                                                              $739,210,401
-----------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------
  Bonds by class (statement value):
    Class 1                                                                                      $493,275,662
-----------------------------------------------------------------------------------------------
    Class 2                                                                                       218,168,700
-----------------------------------------------------------------------------------------------
    Class 3                                                                                        18,838,715
-----------------------------------------------------------------------------------------------
    Class 4                                                                                         8,927,324
-----------------------------------------------------------------------------------------------  ------------
  Total by class                                                                                 $739,210,401
-----------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------

Total bonds publicly traded                                                                      $693,512,440
-----------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------
Total bonds privately placed                                                                     $ 45,697,961
-----------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------
Short-term investments (cost or amortized cost)                                                  $145,778,683
-----------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------
Cash on deposit                                                                                  $ 17,994,911
-----------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------
Annuities:
    Ordinary:
      Immediate amount of income payable                                                         $    140,946
     ------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------
Deposit funds and dividend accumulations:
    Deposit funds account balance                                                                $587,465,491
     ------------------------------------------------------------------------------------------  ------------
                                                                                                 ------------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTE TO SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA -- STATUTORY BASIS

NOTE -- BASIS OF PRESENTATION

The accompanying schedule presents selected statutory-basis financial data as of December 31, 1997 for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners' Annual Statement Instructions and agrees to or is included in the amounts reported in Lincoln Life & Annuity Company of New York's 1997 Statutory Annual Statement as filed with the New York Insurance Department.

              Financial Statements -- Statutory Basis (Unaudited)

                             LINCOLN LIFE & ANNUITY
                              COMPANY OF NEW YORK

                   THREE MONTHS ENDED MARCH 31, 1998 AND 1997

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

FINANCIAL STATEMENTS -- STATUTORY BASIS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                    CONTENTS

FINANCIAL STATEMENTS

Balance Sheet -- Statutory Basis (Unaudited)..........................................................         59

Statements of Operations -- Statutory Basis (Unaudited)...............................................         60

Statements of Changes in Capital and Surplus -- Statutory Basis (Unaudited)...........................         61

Statements of Cash Flows -- Statutory Basis (Unaudited)...............................................         62

Notes to Financial Statements -- Statutory Basis (Unaudited)..........................................         63

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEET -- STATUTORY BASIS (UNAUDITED)
MARCH 31, 1998

ADMITTED ASSETS
CASH AND INVESTED ASSETS:
Bonds                                                                                       $1,081,072,420
------------------------------------------------------------------------------------------
Mortgage loans on real estate                                                                  200,891,350
------------------------------------------------------------------------------------------
Policy loans                                                                                    40,975,893
------------------------------------------------------------------------------------------
Cash and short-term investments                                                                 59,713,851
------------------------------------------------------------------------------------------
Receivable for securities                                                                          929,557
------------------------------------------------------------------------------------------  --------------
Total cash and invested assets                                                               1,383,583,071
------------------------------------------------------------------------------------------

Premiums and fees in course of collection                                                       10,666,544
------------------------------------------------------------------------------------------
Accrued investment income                                                                       21,745,014
------------------------------------------------------------------------------------------
Data processing equipment                                                                          261,287
------------------------------------------------------------------------------------------
Other admitted assets                                                                           63,138,570
------------------------------------------------------------------------------------------
Separate account assets                                                                        192,088,461
------------------------------------------------------------------------------------------  --------------
Total admitted assets                                                                       $1,671,482,947
------------------------------------------------------------------------------------------  --------------
                                                                                            --------------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Policyholders' funds                                                                        $  751,558,672
------------------------------------------------------------------------------------------
Future policy benefits and claims                                                              623,642,101
------------------------------------------------------------------------------------------
Other liabilities                                                                               17,666,745
------------------------------------------------------------------------------------------
Federal income taxes                                                                             2,996,008
------------------------------------------------------------------------------------------
Asset valuation reserve                                                                          4,642,461
------------------------------------------------------------------------------------------
Interest maintenance reserve                                                                     2,449,766
------------------------------------------------------------------------------------------
Net transfers due from separate accounts                                                        (6,172,605)
------------------------------------------------------------------------------------------
Separate account liabilities                                                                   192,088,461
------------------------------------------------------------------------------------------  --------------
Total liabilities                                                                            1,588,871,609
------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned by The Lincoln National Life
  Insurance Company)                                                                             2,000,000
------------------------------------------------------------------------------------------
Paid-in surplus                                                                                227,407,481
------------------------------------------------------------------------------------------
Unassigned surplus -- deficit                                                                 (146,796,143)
------------------------------------------------------------------------------------------  --------------
Total capital and surplus                                                                       82,611,338
------------------------------------------------------------------------------------------  --------------
Total liabilities and capital and surplus                                                   $1,671,482,947
------------------------------------------------------------------------------------------  --------------
                                                                                            --------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS -- STATUTORY BASIS
(UNAUDITED)

                                                                               THREE MONTHS ENDED MARCH
                                                                               31,
                                                                               1998           1997
                                                                               -------------  ------------
REVENUES:
Premiums and deposits                                                          $ 816,637,545  $130,589,000
-----------------------------------------------------------------------------
Net investment income                                                             25,053,059    11,140,862
-----------------------------------------------------------------------------
Surrender charges                                                                    538,380       339,892
-----------------------------------------------------------------------------
Amortization of the interest maintenance reserve                                    (274,446)      127,725
-----------------------------------------------------------------------------
Other revenues                                                                         3,714        31,519
-----------------------------------------------------------------------------  -------------  ------------
Total revenues                                                                   841,958,252   142,228,998
-----------------------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits paid or provided to policyholders                                       824,140,895    21,093,787
-----------------------------------------------------------------------------
Commissions                                                                      127,060,808       675,655
-----------------------------------------------------------------------------
General expenses                                                                   6,178,564     1,255,672
-----------------------------------------------------------------------------
Insurance taxes, licenses and fees                                                 1,331,384        60,898
-----------------------------------------------------------------------------
Net transfers to separate accounts                                                 8,144,219   117,699,461
-----------------------------------------------------------------------------  -------------  ------------
Total benefits and expenses                                                      966,855,870   140,785,473
-----------------------------------------------------------------------------  -------------  ------------
Gain (loss) from operations before dividends to policyholders, federal income
taxes and net realized capital gains                                            (124,897,618)    1,443,525
-----------------------------------------------------------------------------
Dividends to policyholders                                                           323,154            --
-----------------------------------------------------------------------------  -------------  ------------
Gain (loss) from operations before federal income taxes and net realized
capital gains                                                                   (125,220,772)    1,443,525
-----------------------------------------------------------------------------
Federal income taxes                                                               3,297,183       341,399
-----------------------------------------------------------------------------  -------------  ------------
Gain (loss) from operations before net realized capital gains                   (128,517,955)    1,102,126
-----------------------------------------------------------------------------
Net realized capital gains                                                           387,449             2
-----------------------------------------------------------------------------  -------------  ------------
Net income (loss)                                                              $(128,130,506) $  1,102,128
-----------------------------------------------------------------------------  -------------  ------------
                                                                               -------------  ------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS (UNAUDITED)

                                                                             UNASSIGNED          TOTAL
                                                COMMON        PAID-IN         SURPLUS--       CAPITAL AND
                                                 STOCK        SURPLUS          DEFICIT          SURPLUS
                                              -----------  --------------  ---------------  ---------------
Balances at January 1, 1998                   $ 2,000,000  $  227,407,481  $   (16,555,254) $   212,852,227
--------------------------------------------
ADD (DEDUCT):
Net loss                                               --              --     (128,130,506)    (128,130,506)
--------------------------------------------
Decrease in nonadmitted assets                         --              --          181,667          181,667
--------------------------------------------
Increase in asset valuation reserve                    --              --       (2,292,050)      (2,292,050)
--------------------------------------------  -----------  --------------  ---------------  ---------------
Balances at March 31, 1998                    $ 2,000,000  $  227,407,481  $  (146,796,143) $    82,611,338
--------------------------------------------  -----------  --------------  ---------------  ---------------
                                              -----------  --------------  ---------------  ---------------

Balances at January 1, 1997                   $ 2,000,000  $   69,000,000  $   (20,824,003) $    50,175,997
--------------------------------------------
ADD (DEDUCT):
Net income                                             --              --        1,102,128        1,102,128
--------------------------------------------
Increase in nonadmitted assets                         --              --          (93,385)         (93,385)
--------------------------------------------
Increase in asset valuation reserve                    --              --         (215,893)        (215,893)
--------------------------------------------  -----------  --------------  ---------------  ---------------
Balances at March 31, 1997                    $ 2,000,000  $   69,000,000  $   (20,031,153) $    50,968,847
--------------------------------------------  -----------  --------------  ---------------  ---------------
                                              -----------  --------------  ---------------  ---------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS (UNAUDITED)

                                                                              THREE MONTHS ENDED MARCH 31,
                                                                              1998           1997
                                                                              -------------  -------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received                   $ 812,264,625  $ 130,589,000
----------------------------------------------------------------------------
Investment income received                                                       14,181,918     11,095,864
----------------------------------------------------------------------------
Benefits paid                                                                   (39,023,842)   (28,529,868)
----------------------------------------------------------------------------
Insurance expenses paid                                                        (143,976,536)  (122,071,655)
----------------------------------------------------------------------------
Federal income taxes paid                                                                --        (72,551)
----------------------------------------------------------------------------
Dividends to policyholders                                                         (320,853)            --
----------------------------------------------------------------------------
Other income received and expenses paid, net                                        974,119        371,411
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) operating activities                             644,099,431     (8,617,799)
----------------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                       63,304,006    142,472,088
----------------------------------------------------------------------------
Purchase of investments                                                        (751,836,058)  (131,720,366)
----------------------------------------------------------------------------
Net increase in policy loans                                                     (1,920,966)      (403,647)
----------------------------------------------------------------------------  -------------  -------------
Net cash provided by (used in) investing activities                            (690,453,018)    10,348,075
----------------------------------------------------------------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
Other                                                                           (57,706,156)   (17,727,274)
----------------------------------------------------------------------------  -------------  -------------
Net cash used in financing activities                                           (57,706,156)   (17,727,274)
----------------------------------------------------------------------------  -------------  -------------
Decrease in cash and short-term investments                                    (104,059,743)   (15,996,998)
----------------------------------------------------------------------------
Total cash and short-term investments at beginning of period                    163,773,594     19,335,007
----------------------------------------------------------------------------  -------------  -------------
Total cash and short-term investments at end of period                        $  59,713,851  $   3,338,009
----------------------------------------------------------------------------  -------------  -------------
                                                                              -------------  -------------

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS (UNAUDITED)

1.  BASIS OF PRESENTATION

    The accompanying statutory-basis financial statements of Lincoln Life & Annuity of New York (the "Company") have been prepared in accordance with accounting practices prescribed or permitted by the New York Insurance Department (the "Department"), except that they do not contain complete notes. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. These financial statements are unaudited and include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results, in accordance with the accounting basis described above. For further information, refer to the statutory-basis financial statements and notes as of December 31, 1997 and 1996 and for the year ended December 31, 1997 and the period from June 6, 1996 to December 31, 1996, included in this registration statement.

    Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.

    The following footnotes are included due to significant changes in circumstances since December 31, 1997. The majority of these changes are caused by the acquisition of certain individual life and annuity business from CIGNA Corporation.

2.  ACQUISITIONS
    On January 2, 1998, the Company and The Lincoln National Life Insurance Company ("Lincoln Life" -- an affiliate) entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business of CIGNA Corporation. The Company paid $149,621,452 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement. Operating results generated by this block of business for the three month period ended March 31, 1998 have been included in the Company's financial statements as of and for the three month period ended March 31, 1998. At the time of closing, this block of business had statutory liabilities of $779,551,235 that became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. During 1997, this block produced premiums, fees and deposits of $157,650,000 and earnings of $9,285,600 on a statutory basis of accounting. The Company expects to pay $1,000,000 to cover expenses associated with the reinsurance agreement.

    On May 21, 1998, the Company and Lincoln Life announced their intentions to acquire certain domestic individual life insurance business from Aetna, Inc. via a 100% indemnity reinsurance transaction. The transaction is expected to close in the fall of 1998. Under the terms of the agreement, the Company will pay approximately $125 million to acquire the business and assume liabilities of approximately $426.9 million. Cash equal to such liabilities will also be received by the Company.

3.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Existing statutory accounting practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    PREMIUMS
    Premiums and deposits with respect to universal life policies and annuity and other investment-type

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

3. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) contracts are reported as premiums and deposits revenues; whereas under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.
    REINSURANCE
    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

    A reconciliation of the Company's capital and surplus and net income (loss) determined in accordance with statutory accounting practices with amounts determined in accordance with GAAP is as follows:


                                                         CAPITAL AND
                                                         SURPLUS        NET INCOME (LOSS)
                                                         -------------  -------------------------
                                                                        THREE MONTHS ENDED MARCH
                                                         MARCH 31,      31,
                                                         -------------  -------------------------
                                                         1998           1998           1997
                                                         -------------  -------------------------
Amounts as reported on a statuary basis                  $  82,611,338  $(128,130,506) $1,102,128
-------------------------------------------------------
Add (deduct):
  Net unrealized gain on bonds                              17,057,577             --          --
   ----------------------------------------------------
  Interest maintenance reserve                               2,449,766        274,446    (127,725)
   ----------------------------------------------------
  Net realized loss on investments                                  --       (419,232)   (574,288)
   ----------------------------------------------------
  Asset valuation reserve                                    4,642,461             --          --
   ----------------------------------------------------
  Difference between GAAP and statutory-basis
    policyholders' funds                                   (80,062,385)     7,589,009      40,354
   ----------------------------------------------------
  Present value of future profits and deferred
    acquisition costs                                      136,751,975    122,359,145     113,780
   ----------------------------------------------------
  Deferred federal income taxes                             17,159,157      1,539,085    (174,046)
   ----------------------------------------------------
  Goodwill                                                  69,567,274             --          --
   ----------------------------------------------------
  Nonadmitted assets                                         1,000,153             --          --
   ----------------------------------------------------  -------------  -------------  ----------
Amounts on a GAAP basis                                  $ 251,177,316  $   3,211,947  $  380,203
-------------------------------------------------------  -------------  -------------  ----------
                                                         -------------  -------------  ----------

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

3. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Other significant accounting practices are as follows:

    INVESTMENTS
    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments.

    PREMIUMS
    Life insurance and individual annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFITS
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on funds withheld are reported in net investment income.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

4.  INVESTMENTS
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds as of March 31, 1998 are summarized as follows:

                       COST OR         GROSS        GROSS
                       AMORTIZED       UNREALIZED   UNREALIZED   FAIR
                       COST            GAINS        LOSSES       VALUE
                       --------------------------------------------------------
Corporate              $  859,049,567  $13,936,716  $(2,055,297) $  870,930,986
---------------------
U.S. government            24,961,394      194,735          (29)     25,156,100
---------------------
Foreign government         16,144,312      814,184     (120,261)     16,838,235
---------------------
Mortgage-backed           173,970,322    4,134,353      (65,469)    178,039,206
---------------------
State and municipal         6,946,825      218,645           --       7,165,470
---------------------  --------------  -----------  -----------  --------------
                       $1,081,072,420  $19,298,633  $(2,241,056) $1,098,129,997
                       --------------  -----------  -----------  --------------
                       --------------  -----------  -----------  --------------

    During 1998, the minimum and maximum lending rates for mortgage loans were 6.75% and 10.29%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At March 31, 1998, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

5.  FEDERAL INCOME TAXES
    The effective income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends-received tax deductions and differences in ceding commissions and policy acquisition costs for tax return and financial statement purposes.

APPENDIX 1

                    ILLUSTRATION OF SURRENDER CHARGES

                    The Surrender Charge is calculated as (a) times (b), where
                    (a) is the sum of (i) a Deferred Sales Charge and (ii) a Deferred Administrative Charge and (b) is the applicable Surrender Charge Grading Factor. If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge.

                    Below are examples of Surrender Charge calculations, one involving a level Specified Amount and one involving an increase in the Specified Amount, followed by Definitions and Tables used in the calculations.

                    EXAMPLE 1: A male nonsmoker, age 35, purchases a Policy with a Specified Amount of $100,000 and a scheduled annual premium of $1100. He now wants to surrender the Policy at the end of the sixth Policy Year.

                    The Surrender Charge computed is as follows:

                    Sum of the premiums paid through the end of the second Policy Year = $2200.00

                    Guideline Annual Premium Amount (Male, Age 35, $100,000 Specified Amount) = $1195.63

                    Surrender Charge =

                    (.285  X  $1195.63) + (.085  X  ($2200-$1195.63)) = $340.75 + $85.37 =   $ 426.12(i)
                    $6.00 per $1000 of Specified Amount                                      $ 600.00(ii)
                                                                                             --------
                                                                                             $1026.12(a)

                    The total Surrender Charge is $1026.12(a), times the surrender charge grading factor,(b): ($1026.12 X 80%) = $820.90.

                    EXAMPLE 2: A female nonsmoker, age 45, purchases a Policy with an Initial Specified Amount of $200,000 and a scheduled annual premium of $1500. She pays the scheduled annual premium for the first five Policy Years. At the start of the sixth Policy Year, she increases the Specified Amount to $250,000 and continues to pay the scheduled annual premium of $1500. She now wants to surrender the Policy at the end of the eighth Policy Year. Separate Surrender Charges must be calculated for the Initial Specified Amount and for the increase in Specified Amount.

                    The Surrender Charges are computed as follows:

                    For the Initial Specified Amount,
                    Sum of the premiums paid through the end of the second Policy Year = $3000.00

                    Guideline Annual Premium Amount (Female, Age 45, $200,000 Specified Amount = $2966.81

                    Surrender Charge for Initial Specified Amount =
                    (.285  X  $2966.81) +(.085  X  ($3000.00-$2966.81)) = $845.54 + $2.82 =  $ 848.36(i)
                    $6.00 per $1000 of Initial Specified Amount                              $1200.00(ii)
                                                                                             --------
                                                                                             $2048.36(a)

                    The total Surrender Charge for the Initial Specified Amount is $2048.36,(a), times the applicable surrender charge grading factor,(b): ($2048.36 X 40%) = $819.34.

                    For the increase in Specified Amount;
                    Sum of the premiums in the first two years following the increase in Specified Amount, applicable to the increase in Specified Amount =
                    ($1500 X 2) X ($50,000 / $250,000) = $600.00.

                    Guideline Annual Premium Amount (Female, Age 50, $50,000 Specified Amount) = $993.68.

                    Surrender Charge for the increase in Specified Amount =
                    (.285 X $600.00)                                                         $ 171.00(i)
                    $6.00 per $1000 of increase in Specified Amount                          $ 300.00(ii)
                                                                                             --------
                                                                                             $ 471.00(a)

                    The total Surrender Charge for the increase in the Specified Amount is $471.00,(a), times the applicable surrender charge grading factor,(b): ($471.00 X 100%) = $471.00

                    The overall Surrender Charge for the Policy is ($819.34 + $471.00) = $1290.34.

                    DEFINITIONS AND TABLES

                    (a)(i) The Deferred Sales Charge is based on the actual
                           premium paid and the applicable Guideline Annual Premium Amount, and is calculated assuming the following:

                    DURING POLICY YEAR:
                    1 and 2       28.5% of the sum of the
                                  premiums paid up to an amount
                                  equal to the Guideline Annual
                                  Premium Amount,* plus 8.5% of
                                  the sum of the premiums paid
                                  between one and two times the
                                  Guideline Annual Premium
                                  Amount, plus 7.5% of the sum
                                  of the premiums paid in excess
                                  of two times the Guideline
                                  Annual Premium Amount.
                    3 through 10  same dollar amount as of the
                                  end of Policy Year 2.

                    In no event will the Deferred Sales Charge exceed the maximum permitted under federal or state law.

                      (ii) The Deferred Administrative Charge is $6.00 per
                           $1,000 of Specified Amount.

                    (b) SURRENDER CHARGE GRADING FACTORS

                    Policy Years**
                    1-5              100%
                    Policy Year 6     80%
                    Policy Year 7     60%
                    Policy Year 8     40%
                    Policy Year 9     20%
                    Policy Year 10     0%

                    If a Surrender Charge becomes effective at other than the end of a Policy Year, any applicable Surrender Charge grading factor will be applied on a pro rata basis as of such effective date.

                     * Guideline Annual Premium Amount is the level annual
                       amount that would be payable through the latest maturity date permitted under the Policy but not less than 20 years after date of issue or (if earlier) age 95 for the future benefits under the Policy, subject to the following provisions: (A) the payments were fixed by the Life Insurer as to both timing and amount; and (B) the payments were based on the 1980 Commissioners Standard Ordinary Mortality Table, net investment earnings at the greater of an annual effective of 5% or rate or rates guaranteed at issue of the policy, the sales load under the policy, and the fees and charges specified in the policy. A new Guideline Annual Premium Amount is determined for each increase in Specified Amount under the policy; in such event, "Policy Years" are measured from the effective date(s) of such increase(s).

                    ** Number of Policy Years elapsed since the Date of Issue or since the effective date(s) of any increase(s) in Specified Amount.

APPENDIX 2



                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFITS



                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations show how Accumulation Values, Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefits may be different. The illustrations also assume there are no Policy loans or partial surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.



                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Variable Account. On each Policy Anniversary beginning with the 13th, the mortality and expense risk charge is reduced to 0.55% on an annual basis of the daily net assets of the Variable Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90% of the daily net asset value of the Variable Account. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.81% of the daily net asset value of the Variable Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1997.



                    Considering current charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of return of 0%, 6%, and 12% correspond to net investment experience at constant annual rates of -1.61%, 4.39% and 10.39%.



                    Considering guaranteed charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.71%, 4.29% and 10.29%.



                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefits than those illustrated.



                    The illustrations also reflect the fact that LLANY deducts a premium load from each Premium Payment. Current and guaranteed values reflect a deduction of 5.0% of each Premium Payment.



                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first ten years.



                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is $15 per month in the first year. Current values reflect a current monthly administrative expense charge of $5 in renewal years, and guaranteed values reflect the $10 maximum monthly administrative charge under the Policy in renewal years.



                    Upon request, LLANY will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $6,576 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         6,905     500,000    500,000     500,000      3,738      4,033       4,328          0          0           0
   2        14,155     500,000    500,000     500,000      7,310      8,132       8,992      1,305      2,127       2,987
   3        21,767     500,000    500,000     500,000     10,644     12,228      13,953      4,639      6,223       7,948
   4        29,761     500,000    500,000     500,000     13,739     16,313      19,235      7,734     10,308      13,230
   5        38,153     500,000    500,000     500,000     16,574     20,366      24,855     10,569     14,361      18,850

   6        46,966     500,000    500,000     500,000     19,140     24,375      30,839     14,336     19,571      26,035
   7        56,219     500,000    500,000     500,000     21,402     28,299      37,189     17,799     24,696      33,586
   8        65,935     500,000    500,000     500,000     23,331     32,104      43,921     20,929     29,702      41,519
   9        76,136     500,000    500,000     500,000     24,891     35,748      51,042     23,690     34,547      49,841
  10        86,848     500,000    500,000     500,000     26,040     39,179      58,561     26,040     39,179      58,561

  15       148,996     500,000    500,000     500,000     24,723     51,856     103,375     24,723     51,856     103,375
  20       228,314     500,000    500,000     500,000      7,187     51,193     164,581      7,187     51,193     164,581
  25       329,546           0    500,000     500,000          0     20,460     252,182          0     20,460     252,182
  30       458,747           0          0     500,000          0          0     396,203          0          0     396,203

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $6,576 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         6,905     500,000    500,000     500,000      4,552      4,872       5,194          0          0         319
   2        14,155     500,000    500,000     500,000      9,066      9,994      10,963      3,071      3,999       4,968
   3        21,767     500,000    500,000     500,000     13,401     15,233      17,220      7,406      9,238      11,225
   4        29,761     500,000    500,000     500,000     17,586     20,619      24,045     11,591     14,624      18,050
   5        38,153     500,000    500,000     500,000     21,649     26,188      31,526     15,654     20,193      25,531

   6        46,966     500,000    500,000     500,000     25,614     31,973      39,760     20,818     27,177      34,964
   7        56,219     500,000    500,000     500,000     29,461     37,962      48,805     25,864     34,365      45,208
   8        65,935     500,000    500,000     500,000     33,077     44,050      58,636     30,679     41,652      56,238
   9        76,136     500,000    500,000     500,000     36,629     50,408      69,504     35,430     49,209      68,305
  10        86,848     500,000    500,000     500,000     40,048     56,982      81,457     40,048     56,982      81,457

  15       148,996     500,000    500,000     500,000     53,039     91,522     160,787     53,039     91,522     160,787
  20       228,314     500,000    500,000     500,000     58,092    128,750     290,338     58,092    128,750     290,338
  25       329,546     500,000    500,000     593,529     55,505    170,828     511,663     55,505    170,828     511,663
  30       458,747     500,000    500,000     940,891     37,943    215,658     879,338     37,943    215,658     879,338

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $10,465 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                  DEATH BENEFIT                   TOTAL ACCUMULATION VALUE                 SURRENDER VALUE
POLICY   5% INTEREST      ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%
------   -----------   --------   --------   ------------   --------   --------   ------------   --------   --------   ------------

   1        10,988     500,000    500,000        500,000      4,498      4,921          5,346          0          0              0
   2        22,526     500,000    500,000        500,000      8,545      9,671         10,854        575      1,701          2,884
   3        34,640     500,000    500,000        500,000     12,073     14,169         16,469      4,103      6,199          8,499
   4        47,361     500,000    500,000        500,000     15,058     18,377         22,180      7,088     10,407         14,210
   5        60,717     500,000    500,000        500,000     17,470     22,249         27,972      9,500     14,279         20,002

   6        74,741     500,000    500,000        500,000     19,255     25,710         33,806     12,879     19,334         27,430
   7        89,466     500,000    500,000        500,000     20,347     28,674         39,628     15,565     23,892         34,846
   8       104,928     500,000    500,000        500,000     20,658     31,029         45,365     17,470     27,841         42,177
   9       121,163     500,000    500,000        500,000     20,083     32,638         50,922     18,489     31,044         49,328
  10       138,209     500,000    500,000        500,000     18,517     33,360         56,198     18,517     33,360         56,198

  15       237,111           0    500,000        500,000          0     18,049         74,561          0     18,049         74,561
  20       363,337           0          0        500,000          0          0         58,040          0          0         58,040
  25       524,437           0          0              0          0          0              0          0          0              0
  30       730,047           0          0              0          0          0              0          0          0              0

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $10,465 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                  DEATH BENEFIT                   TOTAL ACCUMULATION VALUE                 SURRENDER VALUE
POLICY   5% INTEREST      ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%     GROSS 0%   GROSS 6%    GROSS 12%
------   -----------   --------   --------   ------------   --------   --------   ------------   --------   --------   ------------

   1        10,988     500,000    500,000         500,000     7,074      7,579           8,086     1,089      1,594           2,101
   2        22,526     500,000    500,000         500,000    13,859     15,312          16,828     5,899      7,352           8,868
   3        34,640     500,000    500,000         500,000    20,267     23,112          26,204    12,307     15,152          18,244
   4        47,361     500,000    500,000         500,000    26,395     31,081          36,383    18,435     23,121          28,423
   5        60,717     500,000    500,000         500,000    32,199     39,182          47,414    24,239     31,222          39,454

   6        74,741     500,000    500,000         500,000    37,818     47,561          59,535    31,450     41,193          53,167
   7        89,466     500,000    500,000         500,000    43,277     56,261          72,897    38,501     51,485          68,121
   8       104,928     500,000    500,000         500,000    48,560     65,281          87,626    45,376     62,097          84,442
   9       121,163     500,000    500,000         500,000    53,507     74,482         103,729    51,915     72,890         102,137
  10       138,209     500,000    500,000         500,000    58,045     83,805         121,306    58,045     83,805         121,306

  15       237,111     500,000    500,000         500,000    74,257    132,949         240,186    74,257    132,949         240,186
  20       363,337     500,000    500,000         500,000    74,612    184,600         443,222    74,612    184,600         443,222
  25       524,437     500,000    500,000         833,353    42,983    231,880         793,669    42,983    231,880         793,669
  30       730,047           0    500,000       1,431,189         0    275,754       1,363,037         0    275,754       1,363,037

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,242 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         5,504     500,000    500,000     500,000      2,973      3,207       3,443          0          0           0
   2        11,283     500,000    500,000     500,000      5,849      6,504       7,189        484      1,139       1,824
   3        17,352     500,000    500,000     500,000      8,565      9,828      11,205      3,200      4,463       5,840
   4        23,723     500,000    500,000     500,000     11,111     13,169      15,505      5,746      7,804      10,140
   5        30,414     500,000    500,000     500,000     13,480     16,519      20,113      8,115     11,154      14,748

   6        37,438     500,000    500,000     500,000     15,663     19,867      25,049     11,371     15,575      20,757
   7        44,814     500,000    500,000     500,000     17,652     23,203      30,342     14,433     19,984      27,123
   8        52,559     500,000    500,000     500,000     19,433     26,511      36,015     17,287     24,365      33,869
   9        60,691     500,000    500,000     500,000     20,981     29,764      42,085     19,908     28,691      41,012
  10        69,230     500,000    500,000     500,000     22,295     32,956      48,596     22,295     32,956      48,596

  15       118,771     500,000    500,000     500,000     25,406     47,936      89,838     25,406     47,936      89,838
  20       181,998     500,000    500,000     500,000     21,092     59,353     152,018     21,092     59,353     152,018
  25       262,695     500,000    500,000     500,000      1,896     58,623     246,411      1,896     58,623     246,411
  30       365,686           0    500,000     500,000          0     31,847     402,095          0     31,847     402,095

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,242 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         5,504     500,000    500,000     500,000      3,644      3,900       4,157          0          0           0
   2        11,283     500,000    500,000     500,000      7,309      8,052       8,828      1,954      2,697       3,473
   3        17,352     500,000    500,000     500,000     10,875     12,345      13,941      5,520      6,990       8,586
   4        23,723     500,000    500,000     500,000     14,344     16,787      19,543      8,989     11,432      14,188
   5        30,414     500,000    500,000     500,000     17,719     21,384      25,689     12,364     16,029      20,334

   6        37,438     500,000    500,000     500,000     20,954     26,098      32,387     16,670     21,814      28,103
   7        44,814     500,000    500,000     500,000     24,052     30,934      39,700     20,839     27,721      36,487
   8        52,559     500,000    500,000     500,000     27,017     35,902      47,694     24,875     33,760      45,552
   9        60,691     500,000    500,000     500,000     29,897     41,056      56,494     28,826     39,985      55,423
  10        69,230     500,000    500,000     500,000     32,694     46,405      66,187     32,694     46,405      66,187

  15       118,771     500,000    500,000     500,000     44,453     75,606     131,416     44,453     75,606     131,416
  20       181,998     500,000    500,000     500,000     51,112    108,332     237,644     51,112    108,332     237,644
  25       262,695     500,000    500,000     500,000     53,505    146,744     416,737     53,505    146,744     416,737
  30       365,686     500,000    500,000     768,801     49,197    191,337     718,505     49,197    191,337     718,505

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $8,225 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         8,636     500,000    500,000     500,000      4,043      4,391       4,741          0          0           0
   2        17,704     500,000    500,000     500,000      7,871      8,822       9,819      1,071      2,022       3,019
   3        27,226     500,000    500,000     500,000     11,442     13,248      15,222      4,642      6,448       8,422
   4        37,223     500,000    500,000     500,000     14,769     17,683      21,002      7,969     10,883      14,202
   5        47,721     500,000    500,000     500,000     17,845     22,117      27,192     11,045     15,317      20,392

   6        58,743     500,000    500,000     500,000     20,644     26,524      33,813     15,204     21,084      28,373
   7        70,316     500,000    500,000     500,000     23,111     30,847      40,859     19,031     26,767      36,779
   8        82,468     500,000    500,000     500,000     25,173     35,004      48,307     22,453     32,284      45,587
   9        95,228     500,000    500,000     500,000     26,726     38,887      56,107     25,366     37,527      54,747
  10       108,626     500,000    500,000     500,000     27,698     42,409      64,238     27,698     42,409      64,238

  15       186,358     500,000    500,000     500,000     22,739     52,879     111,049     22,739     52,879     111,049
  20       285,566           0    500,000     500,000          0     41,350     170,743          0     41,350     170,743
  25       412,183           0          0     500,000          0          0     240,313          0          0     240,313
  30       573,782           0          0     500,000          0          0     329,642          0          0     329,642

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates, mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $8,225 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         8,636     500,000    500,000      500,000     5,722      6,124        6,527       377        779        1,182
   2        17,704     500,000    500,000      500,000    11,289     12,452       13,665     4,499      5,662        6,875
   3        27,226     500,000    500,000      500,000    16,609     18,896       21,380     9,819     12,106       14,590
   4        37,223     500,000    500,000      500,000    21,744     25,525       29,798    14,954     18,735       23,008
   5        47,721     500,000    500,000      500,000    26,667     32,318       38,968    19,877     25,528       32,178

   6        58,743     500,000    500,000      500,000    31,466     39,371       49,063    26,034     33,939       43,631
   7        70,316     500,000    500,000      500,000    36,149     46,706       60,192    32,075     42,632       56,118
   8        82,468     500,000    500,000      500,000    40,715     54,333       72,465    37,999     51,617       69,749
   9        95,228     500,000    500,000      500,000    45,047     62,152       85,898    43,689     60,794       84,540
  10       108,626     500,000    500,000      500,000    49,114     70,140      100,590    49,114     70,140      100,590

  15       186,358     500,000    500,000      500,000    65,660    113,594      200,125    65,660    113,594      200,125
  20       285,566     500,000    500,000      500,000    74,428    163,528      367,408    74,428    163,528      367,408
  25       412,183     500,000    500,000      687,703    65,446    215,276      654,266    65,446    215,276      654,266
  30       573,782     500,000    500,000    1,183,686    21,617    264,446    1,125,692    21,617    264,446    1,125,692

All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefits, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year. See "Expense Data" at pages 20-21 of this Prospectus.

APPENDIX 3

                    TAX INFORMATION

                    The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, it is reprinted here, with footnotes to reflect exceptions to the general rules.
                            ------------------------

                                   TABLE 1.1
           COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND
                         OTHER RETIREMENT SAVINGS PLANS

                                                              CASH-VALUE
                                                                 LIFE          NON-QUALIFIED                     QUALIFIED
                                                               INSURANCE         ANNUITIES          IRA'S         PENSION
                                                            ---------------  -----------------  --------------  -----------
Annual Contribution Limits                                            No                No           Yes            Yes
Income Eligibility Limits                                             No                No          Yes**           No
Borrowing Treated as Distributions                                    No*              Yes        Loans not        Yes,
                                                                                                   allowed        beyond
                                                                                                   $50,000
Income Ordering Rules (Income included in First                       No*              Yes           Yes            Yes
 Distribution)
Early Withdrawal Penalties                                            No*              Yes***       Yes***        Yes***
Minimum Distribution Rules by Age 70 1/2                              No                No           Yes            Yes
Maximum Annual Distribution Rules                                     No                No           Yes            Yes
Anti-discrimination Rules                                             No                No            No            Yes

------------------------
Department of the Treasury                                            March 1990
  Office of Tax Analysis
  *If the Policy is not a modified endowment contract.
 **If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible. ***There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

                    The foregoing information is not intended as tax advice. You should consult with your own tax advisor for more complete information.

                                    PART II

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

       (a) Brief description of indemnification provisions.


           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.



           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.



           Please refer to Article VII of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.


       (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:


       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The prospectus, consisting of 78 pages;
       The undertaking to file reports;
       The signatures


    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
       (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.
       (2) Not applicable.

       (3) (a) Underwriting Agreement between Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York*

           (b) Form of Selling Group Agreement.*
           (c) Commission Schedule for Variable Life Policies.*
       (4) Not applicable.
       (5) (a)  Proposed Form of Policy and Application.
           (b) Riders.
       (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration on Form N-4 (File No. 333-38007) filed on October 16, 1997.

           (b) Bylaws of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration on Form N-4 (File No. 333-38007) filed on October 16, 1997.

       (7) Not applicable.
       (8) Fund Participation Agreements.

           Agreements between Lincoln Life & Annuity Company of New York and:

           (a) AIM Variable Insurance Funds, Inc.*

           (b) BT Insurance Funds Trust.*


           (c) Delaware Group Premium Fund, Inc.*


           (d) Fidelity Variable Insurance Products Fund.*


           (e) Fidelity Variable Insurance Products Fund II.*


           (f)  Lincoln National Money Market Fund, Inc.*


           (g) MFS-Registered Trademark- Variable Insurance Trust.*


           (h) Templeton Variable Products Series Fund.*


           (i)  OCC Accumulation Trust.*


       (9) Not applicable.

       (10) See Exhibit 1(5).
    2.  See Exhibit 1(5).

    3.  Opinion and Consent of Robert O. Sheppard, Esq.

    4.  Not applicable.
    5.  Not applicable.

    6.  Opinion and consent of Michael J. Roscoe, FSA


    7.  Consent of Ernst & Young LLP, Independent Auditors.

    8.  Not applicable.

    * To be filed by amendment

                                   SIGNATURES


    As required by the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Syracuse and State of New York, on the 1st day of July, 1998.


                                          LINCOLN LIFE & ANNUITY FLEXIBLE
                                           PREMIUM VARIABLE LIFE ACCOUNT M
                                           (Name of Registrant)

                                          By:       /s/ PHILIP L. HOLSTEIN

                                             -----------------------------------

                                                     Philip L. Holstein
                                                   PRESIDENT AND DIRECTOR
                                              LINCOLN LIFE & ANNUITY COMPANY OF
                                                           NEW YORK


                                          LINCOLN LIFE & ANNUITY COMPANY OF NEW
                                           YORK
                                           (Name of Depositor)

                                          By:       /s/ PHILIP L. HOLSTEIN

                                             -----------------------------------

                                                     Philip L. Holstein
                                                   PRESIDENT AND DIRECTOR

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to its Registration Statement has been signed below on July 1, 1998 by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

              /s/ PHILIP L. HOLSTEIN                President, Treasurer and
   -------------------------------------------       Director (Principal
                Philip L. Holstein                   Executive Officer)

                /s/ JON A. BOSCIA
   -------------------------------------------      Director
                  Jon A. Boscia

              /s/ RICHARD C. VAUGHAN
   -------------------------------------------      Director
                Richard C. Vaughan

                                                    Second Vice President and
               /s/ TROY D. PANNING                   Chief Financial Officer
   -------------------------------------------       (Principal Financial
                 Troy D. Panning                     Officer and Principal
                                                     Accounting Officer)

             /S/ THOMAS D. BELL, JR.
   -------------------------------------------      Director
               Thomas D. Bell, Jr.

               /s/ ROLAND C. BAKER
   -------------------------------------------      Director
                 Roland C. Baker

               /s/ HARRY L. KAVETAS
   -------------------------------------------      Director
                 Harry L. Kavetas

           /s/ BARBARA STEURY KOWALCZYK
   -------------------------------------------      Director
             Barbara Steury Kowalczyk

          /s/ MARGUERITE LEANNE LACHMAN
   -------------------------------------------      Director
            Marguerite Leanne Lachman

              /s/ JOHN M. PIETRUSKI
   -------------------------------------------      Director
                John M. Pietruski

              /s/ LAWRENCE T. ROLAND
   -------------------------------------------      Director
                Lawrence T. Roland

                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

   -------------------------------------------      Director
                J. Patrick Barrett

              /s/ LOUIS G. MARCOCCIA
   -------------------------------------------      Director
                Louis G. Marcoccia

              /s/ GABRIEL L. SHAHEEN
   -------------------------------------------      Director
                Gabriel L. Shaheen